Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: Mitsubishi Tokyo Financial Group, Inc.

Subject Company: UFJ Holdings, Inc.

MTFG SEC File No. 1-10277

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG by way of a share exchange. The Form F-4 (if filed) will contain an exchange offer prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the share exchange will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration, the share exchange and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the share exchange. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:

Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan (03) 3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan (03) 3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at http//www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG does not undertake any obligation to update or revise any forward-looking information or statements.

Mitsubishi Tokyo Financial Group, Inc.

Possible Business Integration between Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc.

Tokyo, July 14, 2004 — This evening, we received a request from UFJ Holdings, Inc. to enter into discussions with them about the possibility of integrating the management of our respective financial groups. We intend to immediately give serious consideration to their request.

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For further information, please contact:

Seiji Itai, Chief Manager,

Corporate Communications Office, MTFG

Tel.:81-3-3240-8136

Mitsubishi Tokyo Financial Group, Inc.

Statement Regarding Certain Media Reports

Tokyo, July 14, 2004 — Today certain media carried reports regarding business integration between UFJ Holdings, Inc. (UFJ) and Mitsubishi Tokyo Financial Group, Inc. (MTFG). However, MTFG has not received any approach regarding business integration from UFJ.

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Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

Regarding the Management Integration of

Mitsubishi Tokyo Financial Group and UFJ Group

Tokyo, July 16, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President & CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi) announced today that they have agreed to commence discussions regarding a possible management integration in order to realize the goals set forth below. MTFG and UFJ will pursue discussions with the goal of reaching a basic agreement by the end of this month and completing the transaction during the first half of fiscal 2005.

1.	Purpose of management integration

As the needs of customers in Japan and abroad diversify and become more sophisticated, MTFG and UFJ aim, through the management integration, to create a leading global comprehensive financial group that is competitive on a global basis, and to provide products and services of the highest quality.

The management integration will create a highly competitive group with a strong presence in the core financial business areas of banking, trust banking, securities, investment trusts, credit cards and consumer finance, leasing and other areas. Through the ability to offer products and services across these various businesses, we can create a much stronger organization that can respond flexibly and comprehensively to a wide range of diverse of customer needs.

Further, the two groups are complementary, both in terms of their branch networks and their operations. By leveraging the respective strengths of each group and creating synergies through the management integration, we will be able to take advantage of these efficiencies for strengthening our line-up of products and services for our customers.

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Specifically, we will be able to leverage our industry-leading domestic and overseas networks and our comprehensive financial services capabilities to further strengthen our ability to provide new ideas and strategies and competitive products to large corporate customers. With respect to medium- and small-sized corporate customers, we will strengthen our line-up of lending –related products and services and adopt a more regionally focused sales approach. With regard to individual customers, we will aim to improve customer convenience through the provision of ‘one-stop shopping’ while fully mobilizing our combined strengths to provide high quality products and services matched to the life stages of customers. In these ways, as a truly dependable comprehensive financial services group, we aim to contribute to the prosperity of our customers, society and the economy and to raise shareholder value.

2.	Memorandum of Understanding

In connection with the commencement of discussions regarding management integration, the two groups have signed a memorandum of understanding regarding the following basic points of agreement.

•	Founded on the key principles of trust and reliability, and through improved and strengthened corporate governance, the purpose of management integration of the two groups is to raise corporate value and create a significantly stronger comprehensive financial services group, and to contribute to the prosperity of their customers in Japan and abroad, of society and of the economy.

•	The two groups will commence discussions for the management integration of MTFG and UFJ and will also discuss MTFG’s cooperation in strengthening UFJ’s capital.

•	All efforts will be made to reach a basic agreement on the specific details of the management integration and the strengthening of UFJ’s capital by the 31st of July 2004.

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Outline of Companies (1)

(As of March 31, 2004)

	Mitsubishi Tokyo Financial Group, Inc.		UFJ Holdings, Inc.
Date of establishment	April 2, 2001		April 2, 2001

Registered Head Office	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6326, Japan		5-6, Fushimimachi 3-Chome, Chuo-ku, Osaka-shi, Osaka 541-0044, Japan

Representative	Nobuo Kuroyanagi, President & CEO		Ryosuke Tamakoshi, President & CEO

Shareholders’ capital	Yen 1,258 billion		Yen 1,000 billion

Total shares outstanding	6,572 thousand		5,824 thousand
Ordinary shares Preferred shares	6,476 thousand 96 thousand		5,098 thousand 731 thousand

Major shareholders	Name	Percentage held of total shares in issue	Name	Percentage held of total shares in issue
	Japan Trustee Services Bank, Ltd. (Trust account)	6.32%	State Street Bank and Trust Company 505010	5.30%

	Master Trust Bank of Japan, Ltd. (Trust account)	4.78%	Japan Trustee Services Bank, Ltd. (Trust account)	4.93%

	State Street Bank and Trust Company	3.31%	Master Trust Bank of Japan, Ltd. (Trust account)	4.34%

	Hero & Co.	2.75%	State Street Bank and Trust Company	2.89%

	Meiji Yasuda Life Insurance Company (Pension trust account)	2.70%	Nippon Life Insurance Company	2.74%

	The Tokio Marine and Fire Insurance Co., Ltd.	2.26%	Toyota Motor Corporation	2.69%
Number of outlets*[1]	396		485
In Japan	315		459
(East/Central/West Japan)	(245 / 12 / 58)		(172 / 128 / 159)
Overseas	81		26

Number of employees (consolidated base)*[2]	43,627		34,269

Note 1. For MTFG this figure comprises the combined outlets of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation; for UFJ Holdings it comprises the combined outlets of UFJ Bank Limited and UFJ Trust Bank Limited.

Note 2. Includes employees at overseas offices, but does not include part-time or temporary staff.

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Outline of Companies (2)

(As of March 31, 2004; in billions of yen)

	Mitsubishi Tokyo Financial Group, Inc.			UFJ Holdings, Inc.
	Consolidated	The Bank of Tokyo-Mitsubishi, Ltd. (non-consolidated)	The Mitsubishi Trust and Banking Corporation (non-consolidated)	Consolidated	UFJ Bank Limited (non-consolidated)	UFJ Trust Bank Limited (non-consolidated)
Total assets	106,615.4	76,437.4	19,364.2	82,134.4	70,712.5	6,097.8
Deposits	66,097.5	51,819.4	10,844.7	52,975.7	48,813.9	3,112.0
Of which retail deposits*[1]	33,402.3	26,667.9	6,734.4	26,754.3	24,597.3	2,156.9
Loans	46,590.1	34,816.6	8,573.1	42,462.6	37,876.3	3,274.4
Loans to small and medium sized companies*2	12,227.3	9,530.0	2,697.3	16,088.0	14,877.5	1,210.5
Retail loans*2	8,345.4	7,798.9	546.4	10,959.8	10,273.5	686.3
Percentage of loans to small and medium businesses	51.8%	56.4%	35.9%	67.5%	69.9%	46.4%
Net assets	4,295.2	3,142.2	978.5	1,665.0	1,577.9	383.2
Trust assets*3	55,876.3	—	55,876.3	36,184.8	—	36,184.8
Gross business profit*4	1,763.5	925.3	329.0	1,625.2	1,198.2	164.1
Net business profit*4	793.1	466.8	188.0	921.5	708.1	86.4
BIS capital ratio*5 (consolidated base)	12.95%	11.97%	15.03%	9.24%	8.36%	12.87%

Note 1. For MTFG, this consolidated figure comprises the sum of retail deposits at The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation; for UFJ Holdings, it comprises the sum of retail deposits of UFJ Bank Limited and UFJ Trust Bank Limited.

Note 2. For MTFG, this consolidated figure comprises the sum of loans at The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation; for UFJ Holdings, it comprises the sum of loans at UFJ Bank Limited (including UFJ strategic Partners) and UFJ Trust Bank Limited. The percentage of total loans that are loans to small and medium businesses is calculated from the total amount of retail loans and loans to small and medium businesses within the domestic network.

Note 3. The figures include Trust Assets under Service-Shared Co-Trusteeship.

Note 4. The non-consolidated figures for UFJ Bank Limited and UFJ Trust Bank Limited include UFJ Strategic Partners, UFJ Equity Investments and UFJ Trust Equity.

Note 5. Figures for subsidiary banks are on consolidated basis, while UFJ Trust adopts domestic standard (12.34%), the international Standard is applied to the calculation of the figure given here.

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Reference: Outline of Group companies

MTFG	UFJ
Commercial banking	Bank of Tokyo-Mitsubishi	UFJ Bank
Trust banking	The Mitsubishi Trust and Banking Corporation	UFJ Trust Bank
Securities	Mitsubishi Securities	UFJ Tsubasa Securities
	Mitsubishi Tokyo Wealth Management Securities	kabu.com Securities
Investment trusts, Asset management	Tokyo Mitsubishi Asset Management	UFJ Partners Asset Management
	Mitsubishi Trust Asset Management	UFJ Asset Management
Consumer finance, Credit cards, Consumer credit	DC Card	UFJ Card
	ACOM	Nippon Shinpan
Leasing	Diamond Lease	UFJ Central Leasing
	BOT Lease	NBL
IT	Diamond Computer Service	UFJ & Hitachi Systems
		UFJIS
Overseas subsidiaries	UnionBancal Corporation	UFJ International Plc

Consolidated subsidiary (shaded box): Bank of Tokyo-Mitsubishi, The Mitsubishi Trust and Banking Corporation, Mitsubishi Securities, Mitsubishi Tokyo Wealth Management Securities, Tokyo Mitsubishi Asset Management, Mitsubishi Trust Asset Management, DC Card, UnionBancal Corporation, UFJ Bank, UFJ Trust Bank, UFJ Tsubasa Securities, UFJ Partners Asset Management, UFJ Asset Management, UFJ Card, NBL, UFJ & Hitachi Systems, UFJIS, UFJ International Plc

Equity – method accounting affiliate (white box): kabu.com Securities, ACOM, Diamond Lease, BOT Lease, Diamond Computer Service, UFJ Central Leasing

Other related company (dotted box): Nippon Shinpan

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Reference:

Lending portfolios (As at end March 2004)

Since over half (53%) of MTFG’s lending is to large companies, etc or overseas borrowers and UFJ’s lending is weighted towards medium- and small-sized companies and individuals (64%), the management integration will enable us to create a balanced portfolio.

Note: MTFG figures are the sum of the non-consolidated figures of BTM and MTBC (Banking accounts + Trust accounts). UFJ figures are the sum of the non-consolidated figures of UFJ Bank (including two separated subsidiaries) and UFJ Trust Bank (Banking accounts + Trust accounts).

Domestic and overseas networks (As at end March 2004)

77% of MTFG’s domestic branches are concentrated in Eastern Japan while in contrast UFJ is more balanced with 28% of its branches in Central Japan and 34% in Western Japan. MTFG has the leading overseas network among Japanese banks with 81 locations. Integration of the two groups should thus be highly complementary.

Note: For MTFG, this figure comprises the sum of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation; for UFJ Holdings, it comprises the sum of UFJ Bank Limited and UFJ Trust Bank Limited.

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Mitsubishi Tokyo Financial Group, Inc.

Regarding our Stance on Management Integration with UFJ Group

Tokyo July 27, 2004 — We find today’s decision by the Tokyo District Court surprising. Looking ahead, we will consult with our legal advisors and pursue our course of action.

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Mitsubishi Tokyo Financial Group, Inc.

Regarding Management Integration with UFJ Group

Tokyo, July 30, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) has made all efforts to conclude a basic agreement with the UFJ Group by the end of July 2004 with respect to the specific details of management integration and the strengthening of the UFJ Group’s capital.

However, following the decision by the Tokyo District Court on July 27, 2004 to grant a preliminary injunction against the UFJ Group, the conclusion of this basic agreement has been postponed. The UFJ Group has filed an objection against the preliminary injunction and we hope that a reasonable conclusion will be reached in this respect as soon as possible.

On July 28, UFJ Holdings, Inc. (UFJ) stated “we have not changed our basic stance to aim at a management integration with MTFG as an entire group.” MTFG’s stance is also unchanged at all and we aim to rapidly achieve our objective of reaching a basic agreement with UFJ.

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Contact:

Corporate Communications Office,

Corporate Policy Division, MTFG

Tel: 81-3-3240-8149

Mitsubishi Tokyo Financial Group, Inc.

Regarding the Result of UFJ Group’s Objection to the Injunction

Issued by the Tokyo District Court

Tokyo, August 4, 2004 — UFJ Group has described today’s decision by the Tokyo District Court as ‘unjust’ and has appealed to the Tokyo High Court. MTFG also hopes a reasonable decision from the High Court in this respect as soon as possible.

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Contact:

Mitsubishi Tokyo Financial Group, Inc., Corporate Policy Division, Corporate Communications Office Tel: 03 3240 8149

Mitsubishi Tokyo Financial Group, Inc.

Regarding the Result of the Appeal Against Provisional

Injunction Against UFJ Group

Tokyo, August 11, 2004 — MTFG believes that today’s ruling by the Tokyo High Court overturning a provisional injunction previously issued by the Tokyo District Court is appropriate.

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Contacts:

Corporate Communications Office,

Corporate Policy Division, MTFG

Tel: 81-3-3240-8149

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

Regarding Mitsubishi Tokyo Financial Group’s Cooperation

in Strengthening of UFJ Group’s Capital

Tokyo, August 11, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara) have concluded a basic agreement relating to MTFG Group’s cooperation in strengthening UFJ Group’s capital as set forth below.

The capital strengthening is one of the items contained in the memorandum of understanding, which was previously announced on July 16, 2004, with respect to the management integration and other matters agreed upon between the two groups. The conclusion of this basic agreement has been approved at meetings of the respective boards of directors of the four companies held today.

1.	Purpose of the capital strengthening

The purpose of the capital strengthening is to maximize the benefits of management integration of MTFG and UFJ in line with the principles of such proposed transaction.

2.	Amount of capital strengthening

(i)	UFJ and/or UFJ bank will strengthen its capital by injecting ¥500 billion and MTFG and/or BTM will participate in such capital strengthening.

(ii)	In addition to the strengthening of capital referred to in clause (i) above, subject to further agreement between Mitsubishi Tokyo Financial Group and UFJ Group, and as is necessary and appropriate in light of the purpose of management integration, UFJ and/or UFJ bank will increase its capital by up to ¥200 billion and MTFG and/or BTM and/or parties designated by either or both of them with the consent of UFJ and/or UFJ bank will participate in such capital strengthening.

Following the completion of due diligence, the parties plan to enter into an agreement, which will set forth the details of the capital strengthening as soon as possible.

3.	Timing of the capital increase

On or before September 30, 2004.

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Contacts:

MTFG, Corporate Communications Office, Tel: 81-3-3240-8149

UFJ, Gavin Anderson & Company, Tel: 81-3-5404-0640

BTM, Public Relations Office, Tel: 81-3-3240-2950

UFJ Bank, Gavin Anderson & Company, Tel: 81-3-5404-0640

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

August 12, 2004

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

The Mitsubishi Trust and Banking Corporation

UFJ Trust Bank Limited

Mitsubishi Securities Co., Ltd.

UFJ Tsubasa Securities Co., Ltd.

Basic Agreement Regarding the Management Integration

of Mitsubishi Tokyo Financial Group and UFJ Group

Tokyo, August 12, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto) have, subject to the approval by the shareholders and the relevant authorities, concluded a basic agreement with regard to the management integration of the holding companies, banks, trust banks and securities companies of the two groups.

1. Outline of Management Integration

(i) As the needs of customers in Japan and abroad become diversified and sophisticated, Mitsubishi Tokyo Financial Group and UFJ Group aim, through their management integration, to create a “premier comprehensive global financial group” that is competitive worldwide, and to provide customers with products and services of the highest quality.

(ii) By this management integration, we will create a highly competitive group with strong presence in the core financial business areas, such as banking, trust business, securities, asset management, credit card, consumer finance, and lease. Through a close collaboration among the group companies, we will strengthen our organizational capabilities to respond comprehensively and flexibly to a wide variety of our customers’ financial needs.

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(iii) In the domestic market, the new comprehensive financial group’s network will be well-balanced geographically among the Tokyo, Nagoya and Osaka metropolitan areas, while in overseas markets, it will have the number one global network among Japanese banking groups. The new group will also have a diverse customer base ranging from individual customers, small and medium-sized companies to large companies. The combination of the two groups will be extremely complementary in terms of business operations and branch networks. By leveraging the respective strengths of each group, and by further pursuing efficiencies throughout the new group, we will aim to improve the standard of our products and services and seek to provide significant benefits expected from this management integration to our customers and shareholders.

(iv) Two groups will be integrated based on equal spirit. Furthermore, founded on the key principles of trust and reliability, both groups will foster a corporate culture that will fully realize the abilities of our personnel, aim to significantly strengthen corporate governance, and will contribute to the prosperity of our customers, society and the economy, and to raise shareholder value as a reliable comprehensive financial services group.

2. Integration structure

We are considering the integration structures as follows.

(i) Holding companies

Mitsubishi Tokyo Financial Group, Inc and UFJ Holdings, Inc. will merge, with MTFG as the surviving company.

(ii) Banks

The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited will merge, with BTM, a wholly-owned subsidiary of the new holding company, as the surviving company.

(iii) Trust banks

The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited will merge, with MTB, a wholly-owned subsidiary of the new holding company, as the surviving company.

(iv) Securities companies

Mitsubishi Securities Co., Ltd. and UFJ Tsubasa Securities Co., Ltd. will merge, with Mitsubishi Securities as the surviving company, and becoming a directly or indirectly owned subsidiary of the new holding company.

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(v) Group companies other than banks, trust banks and securities companies

In order to realize the purpose of management integration, group companies other than banks, trust banks and securities companies will consider the integration after receiving the cooperation of the relevant companies, if necessity arises.

3. Integration schedule

The integration of the two groups’ holding companies, banks, trust banks and securities companies is targeted for completion by October 1, 2005, subject to receiving approval from the relevant authorities as stipulated by law.

4. Company names

(i)	The planned name of the new holding company is Kabushikikaisha Mitsubishi UFJ Holdings in Japanese, and Mitsubishi UFJ Holdings, Inc. in English

(ii)	The planned name of the new bank is Kabushikikaisha Mitsubishi Tokyo UFJ Ginko in Japanese, and The Bank of Tokyo-Mitsubishi UFJ, Ltd. in English

(iii)	The planned name of the new trust bank is Mitsubishi UFJ Shintaku Ginko Kabushikikaisha in Japanese, and Mitsubishi UFJ Trust and Banking Corporation in English

(iv)	The planned name of the new securities company is Mitsubishi UFJ Shouken Kabushikikaisha in Japanese, and Mitsubishi UFJ Securities Co., Ltd. in English

5. Locations of Headquarters

(i)	New holding company

The current headquarters of MTFG (Chiyoda-ku, Tokyo)

(ii)	New bank

The current headquarters of BTM (Chiyoda-ku, Tokyo)

(iii)	New trust bank

The current headquarters of MTB (Chiyoda-ku, Tokyo)

(iv)	New securities company

The current headquarters of Mitsubishi Securities (Chiyoda-ku, Tokyo)

6. Representatives (Planned)

(i)	New holding company

Chairman	: Ryosuke Tamakoshi;	Deputy Chairman: Haruya Uehara;

President	: Nobuo Kuroyanagi

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(ii)	New bank

Chairman	: Shigemitsu Miki;	Deputy Chairman : Ryosuke Tamakoshi;

President	: Nobuo Kuroyanagi;	Deputy President : Takamune Okihara

(iii) New trust bank

Chairman	: Akio Utsumi;	President : Haruya Uehara;

Deputy President	: Shintaro Yasuda

(iv) New securities company

Chairman	: Yasumasa Gomi;	Deputy Chairman: Koichi Kane;

President	: Kimisuke Fujimoto

7. Integration Ratio

The respective merger or other integration ratios for the holding companies, banks, trust banks and securities companies will be decided on the basis of forthcoming discussions considering rational assessments, including valuation reports by outside institutions.

The organization, capital, specific integration procedures, and other matters regarding the new holding company, new bank, new trust bank and new securities company will be decided on the basis of forthcoming discussions.

8. Stock Exchange listings

It is planned that the new holding company will be listed in Japan on the stock exchanges of Tokyo, Osaka and Nagoya, and overseas on the stock exchanges of New York and London.

9. Business tie-ups

Prior to integration, the holding companies, banks, trust banks and securities companies will, in order to improve customers’ convenience and enhance our service standard, enter into business tie-ups in accordance with the purpose and spirit of management integration.

10. Organization to promote integration

To promote prompt and smooth integration of management and operation, an integration committee will be established with the president of MTFG as committee chairman and the president of UFJ Holdings as deputy chairman.

A bank integration committee, a trust bank integration committee, and a securities company integration committee will also be established at banks, trust banks and securities companies, respectively.

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The purpose of management integration of MTFG and UFJ is to create a “premier comprehensive global financial group” that is competitive worldwide to provide products and services of the highest quality from the customer-oriented point of view. In order to realize this purpose, we would like related parties to share the spirit of our management integration.

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This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

Contacts:

MTFG	Corporate Communications Office	Tel: 81-3-3240-8149

UFJ	Gavin Anderson & Company	Tel: 81-3-5404-0640

BTM	Public Relations Office	Tel: 81-3-3240-2950

UFJ Bank	Gavin Anderson & Company	Tel: 81-3-5404-0640

MTB	Public Relations Section	Tel: 81-3-6214-6044

UFJ Trust	Public Relations Office	Tel: 81-3-3218-0775

Mitsubishi Securities	Public Relations Office	Tel: 81-3-6213-6124

UFJ Tsubasa Securities	Public Relations Department	Tel: 81-3-5222-8355

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<Reference: Strength of the Integrated Group>

Creation of A Premier Comprehensive Global Financial Group
MTFG
Preeminent domestic network with well-balanced coverage of Tokyo, Nagoya and Osaka metropolitan areas and leading global network among Japanese banks
Outstanding customer base in all segments ranging from retail to high net worth customers, and from SMEs to large corporations
Outstanding presence in trust business such as asset management and administration, real estate and stock transfer agency
Solid group of affiliates ranging from leading full service securities firms to consumer loan and consumer credit companies
Solid corporate governance structure meeting the needs of a global bank
UFJ

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<Reference: Complementarity in operations and regions>

Lending portfolios (As at end March 2004)

Since over half (53%) of MTFG’s lending is to large companies , etc or overseas borrowers and UFJ’s lending is weighted towards medium- and small-sized companies and individuals (64%), the management integration will enable us to create a balanced portfolio.

Note: MTFG figures are the sum of the non-consolidated figures of BTM and MTBC (Banking accounts + Trust accounts). UFJ figures are the sum of the non-consolidated figures of UFJ Bank (including two separated subsidiaries) and UFJ Trust Bank (Banking accounts + Trust accounts).

Domestic and overseas networks (As at end March 2004)

77% of MTFG’s domestic branches are concentrated in Eastern Japan while in contrast UFJ is more balanced with 28% of its branches in Central Japan and 34% in Western Japan. MTFG has the leading overseas network among Japanese banks with 81 locations. Integration of the two groups should thus be highly complementary.

Note: For MTFG, this figure comprises the sum of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation; for UFJ Holdings, it comprises the sum of UFJ Bank Limited and UFJ Trust Bank Limited.

7

<Outline of Group Companies>

MTFG
UFJ
Commercial banking
Trust banking
Securities
Investment trusts
Asset management
Consumer finance, Credit cards, Consumer credit
Leasing
IT
Overseas subsidiaries
Bank of Tokyo-Mitsubishi
The Mitsubishi Trust and Banking Corporation
Mitsubishi Securities
Aiming at integration by Oct. 1, 2005
UFJ Bank
UFJ Trust Bank
UFJ Tsubasa Securities
Me Net Securities
kabu.com Securities
Tokyo Mitsubishi Asset Management
Mitsubishi Trust Asset Management
To be integrated as Mitsubishi Asset Management (Oct. 1, 2004)
UFJ Partners Asset Management
UFJ Asset Management
Kokusai Asset Management
Mitsubishi Tokyo Wealth Management Securities
The Master Trust Bank of Japan
DC Card
UFJ Card
Tokyo-Mitsubishi CashOne
Mobit
ACOM
Nippon Shinpan
Diamond Lease
UFJ Central Leasing
BOT Lease
NBL
UFJ & Hitachi Systems
Diamond Computer Service
UFJIS
Mitsubishi Securities International plc
UFJ International Plc
UnionBancal Corporation
Consolidated subsidiary
Equity-method accounting affiliate
Other related company

8

<Outline of the Groups (1)>

[Group Consolidated]

(Consolidated, as of end March 2004)

	Mitsubishi Tokyo Financial Group, Inc.		UFJ Holdings, Inc.		Combined
Date of establishment	April 2, 2001		April 2, 2001		—
Registered Head Office	2-4-1, Marunouchi, Chiyoda-ku, Tokyo		3-5-6, Fushimimachi, Chuo-ku, Osaka		—
Representative	Nobuo Kuroyanagi, President & CEO		Ryosuke Tamakoshi, President & CEO		—
Shareholders’ capital	Yen 1,258,052 million		Yen 1,000,000 million		—
Number of Outlets (Note 1)	396		485		881
In Japan	315		459		774
Overseas	81		26		107
Number of consolidated employees (Note 2)	43,627		34,269		77,896
Total assets	Yen 106,615.4 billion		Yen 82,134.4 billion		Yen 188,749.9 billion
Deposits	Yen 66,097.5 billion		Yen 52,975.7 billion		Yen 119,073.3 billion
Loans	Yen 46,590.1 billion		Yen 42,462.6 billion		Yen 89,052.7 billion
Net assets	Yen 4,295.2 billion		Yen 1,665.0 billion		Yen 5,960.3 billion
Trust assets (Note 3)	Yen 55,876.3 billion		Yen 36,184.8 billion		Yen 92,061.2 billion
Gross business profit (Note 4)	Yen 1,773.5 billion		Yen 1,625.2 billion		Yen 3,398.8 billion
Net business profit (Note 5)	Yen 793.1 billion		Yen 921.5 billion		Yen 1,714.7 billion
BIS capital ratio (International Standard)	12.95%		9.24%		11.24%
Tier1 Ratio	7.14%		4.70%		6.02%
Deferred tax assets outstanding (net)	Yen 655.5 billion		Yen 1,395.7 billion		Yen 2,051.3 billion
Ratio of DTA to Tier1 Capital	16.9%		64.1%		33.9%
Number of shares outstanding	6,572 thousand		5,824 thousand		—
Common shares	6,476 thousand		5,093 thousand		—
Preferred shares	96 thousand		731 thousand		—
	Name	Percentage held of total shares in issue	Name	Percentage held of total shares in issue
	Japan Trustee Services Bank, Ltd. (Trust Account)	6.32%	State Street Bank and Trust Company 505010	5.30%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.78%	Japan Trustee Services Bank, Ltd. (Trust Account)	4.93%
Major Shareholders	State Street Bank and Trust Company	3.31%	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.34%
	Hero & Co.	2.75%	State Street Bank and Trust Company	2.89%
	Meiji Yasuda Life Insurance Company (Pension trust account)	2.70%	Nippon Life Insurance Company	2.74%
	The Tokio Marine and Fire Insurance Co., Ltd.	2.26%	Toyota Motor Corporation	2.69%

Notes:	1. Figures of MTFG are aggregates of Bank of Tokyo-Mitsubishi and Mitsubishi Trust and Banking Corporation, those of UFJ Holdings are aggregates of UFJ Bank and UFJ Trust Bank

2. Figures include local employees in overseas offices and do not include temporary and part-time employees

3. Figures include trust assets under the Service-Shared Co-Trusteeship

4. Before credit costs for trust accounts

5. Before credit costs for trust accounts and provision for formula allowance for loan losses

9

<Outline of the Groups (2)>

[Commercial Banks]

(Non-consolidated, as of end March 2004)

	The Bank of Tokyo-Mitsubishi, Ltd.	UFJ Bank Ltd.	Combined
Date of establishment	August 1919	December 1933	—
Registered Head Office	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	3-21-24, Nishiki, Naka-ku, Nagoya	—
Representative	Nobuo Kuroyanagi, President	Takamune Okihara, President	—
Shareholders’ capital	Yen 871,973 million	Yen 843,582 million	—
Credit rating	A-(S&P)	BBB(S&P)	—
(As of August 11, 2004)	A2(Moody’s)	A3(Moody’s)	—
Number of Outlets (Note 1)	340	446	786
In Japan	267	420	687
Overseas	73	26	99
Number of Employees (Note 2)	17,714	16,911	34,625
Total assets	Yen 76,437.4 billion	Yen 70,712.5 billion	Yen 147,149.9 billion
Deposits	Yen 51,819.4 billion	Yen 48,813.9 billion	Yen 100,633.3 billion
Loans	Yen 34,816.6 billion	Yen 37,876.3 billion	Yen 72,693.0 billion
Net assets	Yen 3,142.2 billion	Yen 1,577.9 billion	Yen 4,720.2 billion
BIS capital ratio (Consolidated, International Standard)	11.97%	8.36%	10.21%
Tier 1 ratio	6.52%	4.27%	5.42%
Disclosed claims under Financial Revitalization Law (Note 3)	Yen 992.7 billion	Yen 3,556.3 billion	Yen 4,549.0 billion
Disclosed claims ratio under Financial Revitalization Law (Note 3)	2.55%	8.40%	5.60%
Gross business profit (Note 3)	Yen 925.3 billion	Yen 1,198.2 billion	Yen 2,123.5 billion
Net business profit (Note3)	Yen 466.8 billion	Yen 708.1 billion	Yen 1,174.9 billion
Net profit	Yen 359.7 billion	(Yen 408.8 billion)	(Yen 49.0 billion)
Retail business
Individual deposits in Yen	Yen 25,862.5 billion	Yen 24,114.8 billion	Yen 49,977.3 billion
Individual deposits in foreign currencies (@Yen110/$)	Yen 808.7 billion	Yen 486.9 billion	Yen 1,295.6 billion
Loans to individual customers (Note 3)	Yen 7,798.9 billion	Yen 10,273.5 billion	Yen 18,072.5 billion
New housing loan extension (Note 4)	Yen 1,403.8 billion	Yen 1,609.6 billion	Yen 3,013.4 billion
Corporate business
Loans to SMEs (Note 3)	Yen 9,530.0 billion	Yen 14,816.4 billion	Yen 24,346.4 billion
Private placement bonds entrusted (Note 5)	Yen 234.4 billion	Yen 943.5 billion	Yen 1,177.9 billion
ABCP (Note 6)	Yen 1,998.9 billion	Yen 939.2 billion	Yen 2,938.1 billion
Volume of trade handling	US$ 237.1 billion	US$ 132.9 billion	US$ 370.0 billion
Share of customs clearing	26.9%	15.1%	42.0%

Notes:	1.	Figures include sub-branches and agencies

	2.	Figures exclude employees on external assignment and include the seconded from outside and local employees in overseas offices. Figures do not include temporary and part-time employees.

	3.	Figures of UFJ Bank include those of 2 separated subsidiaries

	4.	New loan contracts for residential purpose

	5.	Figures exclude ABS

	6.	Figures are based on amount of negotiation of claimable assets

10

<Outline of the Groups (3)>

[Trust Banks]

(Non-consolidated, as of end March 2004)

	The Mitsubishi Trust and Banking Corporation	UFJ Trust Bank Limited	Combined
Date of establishment	March 1927	November 1959	—
Registered Head Office	1-4-5, Marunouchi, Chiyoda-ku, Tokyo	1-4-3, Marunouchi, Chiyoda-ku, Tokyo	—
Representative	Haruya Uehara, President	Shintaro Yasuda, President	—
Shareholders’ capital	Yen 324,279 million	Yen 280,536 million	—
Credit rating	A-(S&P)	BBB(S&P)	—
(As of August 11, 2004)	A2(Moody’s)	A3(Moody’s)	—
Number of Outlets (Note 1)	56	39	95
In Japan	48	39	87
Overseas	8	0	8
Number of Employees (Note 2)	5,083	2,342	7,425
Total assets	Yen 19,364.2 billion	Yen 6,097.8 billion	Yen 25,462.0 billion
Deposits	Yen 10,844.7 billion	Yen 3,112.0 billion	Yen 13,956.8 billion
Loans (Note 3)	Yen 9,309.0 billion	Yen 4,088.1 billion	Yen 13,397.2 billion
Net assets	Yen 978.5 billion	Yen 383.2 billion	Yen 1,361.7 billion
Trust assets (Note 4)	Yen 55,876.3 billion	Yen 36,184.8 billion	Yen 92,061.2 billion
BIS capital ratio (Consolidated, International Standard)	15.03%	12.87%	14.40%
Tier 1 ratio	7.76%	8.72%	8.04%
Disclosed claims under Financial Revitalization Law (Note 3)	Yen 426.3 billion	Yen 393.0 billion	Yen 819.3 billion
Disclosed claims ratio under Financial Revitalization Law (Note 3)	4.50%	9.56%	6.03%
Gross business profit (Note 5,6)	Yen 339.0 billion	Yen 164.1 billion	Yen 503.2 billion
Net business profit (Note 6,7)	Yen 188.0 billion	Yen 86.4 billion	Yen 274.5 billion
Net profit (Note 6)	Yen 122.7 billion	Yen 33.2 billion	Yen 155.9 billion
Trust business
Number of testamentary trust with execution	8,626	5,423	14,049
Commissions and trust fees from real estate transactions	Yen 16.2 billion	Yen 12.3 billion	Yen 28.5 billion
Number of clients for stock transfer agency	916	2,049	2,965
Number of shareholders for stock transfer agency	6,365 thousand	12,686 thousand	19,051 thousand
Investment trusts under management	Yen 9.5 trillion	Yen 12.5 trillion	Yen 22.0 trillion
Corporate pension funds	Yen 14.9 trillion	Yen 8.6 trillion	Yen 23.5 trillion

Notes:	1.	Figures include sub-branches and agencies

	2.	Figures exclude employees on external assignment and include the seconded from outside and local employees in overseas offices. Figures do not include temporary and part-time employees.

	3.	Combined for banking and trust accounts

	4.	Figures include trust assets under the Service-Shared Co-Trusteeship

	5.	Before credit costs for trust accounts

	6.	Figures of UFJ Trust Bank include those of separated subsidiary

	7.	Before credit costs for trust accounts and provision for formula allowance for loan losses

11

<Outline of the Groups (4)>

[Securities Firms]

(Non-consolidated, as of end March 2004)

	Mitsubishi Securities Co., Ltd.		UFJ Tsubasa Securities Co., Ltd.		Combined
Date of establishment	March 1948		April 1948		—
Registered Head Office	2-4-1, Marunouchi, Chiyoda-ku, Tokyo		1-1-3, Otemachi, Chiyoda-ku, Tokyo		—
Representative	Koichi Kane, President		Kimisuke Fujimoto, President		—
Shareholders’ capital	Yen 65,518 million		Yen 25,107 million		—
Number of outlets in Japan (Note 1)	69		89		158
Number of employees (Non-consolidated) (Note 2)	3,750		2,804		6,554
Total assets	Yen 4,535.9 billion		Yen 3,468.3 billion		Yen 8,004.3 billion
Client assets under custody	Yen 11.1 trillion		Yen 7.1 trillion		Yen 18.3 trillion
Retail assets under custody	Yen 3.3 trillion		Yen 3.5 trillion		Yen 6.8 trillion
Operating revenue	Yen 129.5 billion		Yen 85.8 billion		Yen 215.4 billion
(Commissions received)	Yen 59.1 billion		Yen 48.9 billion		Yen 108.1 billion
Ordinary profit	Yen 32.2 billion		Yen 22.0 billion		Yen 54.2 billion
Net profit	Yen 32.9 billion		Yen 17.8 billion		Yen 50.7 billion
Share of underwriting (Note 3)
Share in IPO public offerings	3.9%		3.5%		7.4%
Share in secondary stock offerings	4.5%		3.1%		7.6%
Share in straight bonds	10.4%		6.2%		16.6%
Share in Samurai bonds	9.3%		0.3%		9.6%
Share in ABS public offerings	1.0%		7.0%		8.0%
Total shares outstanding	472,661 thousand		603,243 thousand

	Name	Percentage held of total shares in issue	Name	Percentage held of total shares in issue
	The Bank of Tokyo-Mitsubishi, Ltd.	52.25%	UFJ Bank Ltd.	61.57%
	Toyota Motor Corporation	5.89%	UFJ Trust Bank Ltd.	6.05%
	The Mitsubishi Trust and Banking Corporation	4.04%	UFJ Partners Asset Management Co., Ltd.	3.57%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	3.87%	Japan Trustee Services Bank, Ltd. (Trust Account)	1.61%
Major shareholders	Japan Trustee Services Bank, Ltd. (Trust Account)	3.05%	The Master Trust Bank of Japan, Ltd. (Trust Account)	1.59%
	Nippon Life Insurance Company	2.34%	Shinsei Bank, Ltd.	1.48%
	Trust & Custody Services Bank, Ltd.	1.58%	Sumitomo Life Insurance Company	0.86%
	Daido Life Insurance Company	1.22%	Taiyo Life Insurance Company	0.85%
	The Chase Manhattan Bank NA London	1.16%	Meiji Yasuda Life Insurance Company	0.66%
	SHARQ	0.92%	Sanshin Co., Ltd.	0.65%

Notes:	1.	Figures exclude outlets in the form of partial letting from banks

	2.	Figures of Mitsubishi Securities include 32 executive officers (non-directors) Figures of UFJ Tsubasa Securities include 14 executive officers (non-directors)

	3.	Source: Thomson DealWatch

12

Mitsubishi Tokyo Financial Group, Inc.

Statement Regarding Certain Media Reports on the

Proposed Management Integration with UFJ Group

Tokyo, August 12, 2004 — Today, certain media covered reports relating to the basic agreement regarding the proposed management integration between Mitsubishi Tokyo Financial Group (MTFG) and UFJ Group (UFJ). MTFG is still undergoing discussions with UFJ to promptly sign a basic agreement. Although MTFG signed an agreement with UFJ to cooperate in strengthening UFJ’s capital as previously announced, other matters relating to the proposed management integration are still being negotiated between the two groups.

*    *    *

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc

MTFG and the UFJ Group Establish Integration Committee and Announce Group

Integration Policy

Tokyo, August 20, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President: Ryosuke Tamakoshi) announced that they have established an Integration Committee comprising the members listed below. This committee will seek to make rapid progress in setting details of management integration in line with the basic agreement previously announced on August 12, 2004.

As a basic integration policy, this committee decided at its first meeting to adopt a group-wide business management system for the newly integrated group to ensure the provision of flexible and integrated services to meet the diverse financial needs of customers. Business strategy, the business promotion framework and other matters relating to the new group will be decided on an integrated group-wide basis by a subcommittee of the Integration Committee. The subcommittee will aim to discuss and reach decisions in a focused and efficient manner.

1.	Integration Committee Members

The president of MTFG will be the chairman of the Integration Committee, and the president of UFJ will be the deputy chairman. The committee will comprise the following subcommittees:

(1) First subcommittee: Responsible for deciding the basic framework of the new group, including matters such as group organization and corporate governance. The first subcommittee will comprise the following:

MTFG position	Committee member	UFJ position	Committee member

President & CEO (also President of Bank of Tokyo-Mitsubishi)	Nobuo Kuroyanagi (Chairman)	President and CEO (also Chairman of UFJ Bank)	Ryosuke Tamakoshi (Deputy Chairman)

Chairman & Co-CEO (also President of Mitsubishi Trust and Banking Corporation)	Haruya Uehara	Director (also President and CEO of UFJ Bank)	Takamune Okihara

Deputy President	Tatsunori Imagawa	Director (also President of UFJ Trust Bank)	Shintaro Yasuda

Director (also Managing Director of Bank of Tokyo-Mitsubishi)	Tetsuo Iwata	Director & Senior Executive Officer (also Director of UFJ Bank and Director of UFJ Trust Bank)	Toshihide Mizuno

(2) Second subcommittee: Responsible for deciding issues relating to business strategies and business promotion organizations on a group-wide basis.

The second subcommittee will comprise the members of the first subcommittee and the following :

Business Category	MTFG position	Committee member	UFJ position	Committee member

Retail	Managing Director (also Managing Director of Bank of Tokyo-Mitsubishi)	Ryuichi Murata	Senior Executive Officer of UFJ Bank	Naoki Matsumoto

Corporate	Managing Director (also Managing Director of Bank of Tokyo-Mitsubishi)	Katsunori Nagayasu	Senior Executive Officer of UFJ Bank (Director)	Masanobu Nakamura

Trust Assets	Managing Director (also managing Director of Mitsubishi Trust and Banking Corporation)	Toshio Goto	Senior Executive Officer of UFJ Trust Bank	Mikio Goto

The integration planning offices of MTFG and UFJ will jointly assume the role of Integration Committee secretariat.

2.	Introduction of a business management system for the new group on a group-wide basis

We will introduce an integrated business group management system on a group-wide basis that aims to create a new, comprehensive financial group that provides products and services of the highest quality to its customers.

We aim to build a system whereby business strategies for each customer group will be set principally by the holding company. Executing these strategies in close cooperation with group companies will enable us to provide all types of banking, trust, and securities services in a comprehensive and unified fashion to our industry-leading customer base.

Our goals are as follows:

(1) Provide flexible and integrated financial services that serve our customer needs.

By rapidly executing integrated group strategies in close cooperation with all group companies including banking, trust, and securities companies, we aim to provide financial services of the highest quality that truly satisfy customers’ needs.

(2) Establish a comprehensive financial service provider surpassing other financial groups.

With an industry-leading customer base and a strengthened domestic and overseas branch network, we will work together with each group company in banking, trust, and securities to provide integrated products and services that transcend traditional business divisions, thereby surpassing other financial groups to create a premiere comprehensive financial group.

(3) Provide opportunities for group employees to increase their expertise.

Since the new group will have strengths in a broad range of financial areas and will have a significant presence in Japan and overseas, the new group employees opportunities to excel, irrespective of region or business area, and will offer to realize their full capabilities and strengths.

*    *    *

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

Contacts:

MTFG	Corporate Communications Office	Tel: 81-3-3240-8149

UFJ	Gavin Anderson & Company	Tel: 81-3-5404-0640

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

The Mitsubishi Trust and Banking Corporation

UFJ Trust Bank Limited

Mitsubishi Securities Co., Ltd.

UFJ Tsubasa Securities Co., Ltd.

MTFG and the UFJ Group Establish

Bank, Trust, and Securities Integration Committees

Tokyo, August 27, 2004 — Subsidiaries of Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), namely The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto), established a Bank Integration Committee, a Trust Integration Committee and a Securities Integration Committee comprising the members listed on Attachment 1. The committees will seek to make rapid progress in setting details of the management integration of the commercial banks, the trust banks and the securities companies by closely collaborating with the Integration Committee established by the holding companies.

In addition, the Integration Committee, established by the holding companies, appointed Koichi Kane, the President of Mitsubishi Securities, and Kimisuke Fujimoto, the President of UFJ Tsubasa Securities, as members of its second subcommittee, which is responsible for discussing and deciding issues relating to business strategies and business promotion frameworks on a group-wide basis. (The members of the Integration Committee are listed on Attachment 2.)

Moreover, the Integration Committee, the Bank Integration Committee, the Trust Integration Committee, and the Securities Integration Committee each established small sub-committees as listed on Attachment 3 which are composed of management and staff of the two groups. The small sub-committees will take charge to promote the integration process for each of the businesses and operations.

*     *     *

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

Contacts:

MTFG	Corporate Communications Office	Tel: 81-3-3240-8149

UFJ	Public Relations Department	Tel: 81-3-3212-5460

BTM	Public Relations Office	Tel: 81-3-3240-2950

UFJ Bank	Corporate Communications Department	Tel: 81-3-3212-5460

MTB	Public Relations Section	Tel: 81-3-6214-6044

UFJ Trust	Public Relations Office	Tel: 81-3-3218-0775

Mitsubishi Securities	Public Relations Office	Tel: 81-3-6213-6124

UFJ Tsubasa Securities	Public Relations Department	Tel: 81-3-5222-8355

<Attachment 1>

1.	Integration Committee Members for Each Business Line

(1) Bank Integration Committee

MTFG Group		UFJ Group

Bank of Tokyo-Mitsubishi	President Nobuo Kuroyanagi (Chairman of the Committee)	UFJ Bank	President and CEO Takamune Okihara (Deputy Chairman of the Committee)

Bank of Tokyo-Mitsubishi	Managing Director Tetsuo Iwata	UFJ Bank	Senior Executive Officer Nobushige Kamei

(2) Trust Integration Committee

MTFG Group		UFJ Group

Mitsubishi Trust and Banking Corporation	President Haruya Uehara (Chairman of the Committee)	UFJ Trust Bank	President Shintaro Yasuda (Deputy Chairman of the Committee)

Mitsubishi Trust and Banking Corporation	Managing Director Kinya Okauchi	UFJ Trust Bank	Director and Executive Officer Shunsuke Teraoka

(3) Securities Integration Committee

MTFG Group		UFJ Group

Mitsubishi Securities	Chairman Yasumasa Gomi (Chairman of the Committee)	UFJ Tsubasa Securities	President Kimisuke Fujimoto (Deputy Chairman of the Committee)

Mitsubishi Securities	Senior Executive Officer Shigeyasu Kasamatsu	UFJ Tsubasa Securities	Senior Executive Officer Koji Maeda

<Attachment 2>

2.	Integration Committee Members

(1) First subcommittee: Responsible for deciding the basic framework of the new group, including matters such as group organization and corporate governance. The first subcommittee will comprise the following:

MTFG position	Committee member	UFJ position	Committee member

President & CEO (also President of Bank of Tokyo-Mitsubishi)	Nobuo Kuroyanagi (Chairman)	President and CEO (also Chairman of UFJ Bank)	Ryosuke Tamakoshi (Deputy Chairman)

Chairman & Co-CEO (also President of Mitsubishi Trust and Banking Corporation)	Haruya Uehara	Director (also President and CEO of UFJ Bank)	Takamune Okihara

Deputy President	Tatsunori Imagawa	Director (also President of UFJ Trust Bank)	Shintaro Yasuda

Director (also Managing Director of Bank of Tokyo-Mitsubishi)	Tetsuo Iwata	Director and Senior Executive Officer (also Director of UFJ Bank and Director of UFJ Trust Bank)	Toshihide Mizuno

(2) Second subcommittee: Responsible for deciding issues relating to business strategies and business promotion organizations on a group-wide basis.

<The second subcommittee will comprise the members of the first subcommittee and the following:>

MTFG position	Committee member	UFJ position	Committee member
Managing Director (also Managing Director of Bank of Tokyo-Mitsubishi)	Ryuichi Murata	Senior Executive Officer of UFJ Bank	Naoki Matsumoto

Managing Director (also Managing Director of Bank of Tokyo-Mitsubishi)	Katsunori Nagayasu	Director and Senior Executive Officer of UFJ Bank	Masanobu Nakamura

Managing Director (also Managing Director of Mitsubishi Trust and Banking Corporation)	Toshio Goto	Senior Executive Officer of UFJ Trust Bank	Mikio Goto

President of Mitsubishi Securities	Koichi Kane	President of UFJ Tsubasa Securities	Kimisuke Fujimoto

<Attachment 3>

3.	Small Sub-committees

Integration Committee	Bank Integration Committee	Trust Integration Committee	Securities Integration Committee

Small Sub-committees	Bank Small Sub-committees	Trust Small Sub-committees	Securities Small Sub-committees

Planning	Planning	Planning	Planning

		Related Businesses	Finance

Human Resources &	Human Resources	Human Resources	Human Resources

General Affairs	General Affairs	General Affairs	General Affairs

Credit Policy & Planning	Credit Policy & Planning etc.	Credit Risk	Risk Management & Credit Examination

Risk Management	Risk Management	Risk Management & Compliance
Compliance	Compliance		Compliance

Internal Auditing	Internal Auditing & Inspection	Auditing	Internal Auditing & Inspection

ALM	Treasury	Treasury	—

Operations & Systems	Operations	Operations	Systems & Operations

	Systems	Systems

Retail Business	Retail Business	Retail Business	Retail

	Channels		Sales & Marketing

Retail Channels

Wholesale Business	Wholesale Channels	Wholesale	Wholesale

	Wholesale Business	Sales & Marketing	Sales & Marketing

Overseas Business

	Investment Banking	Asset-backed Finance	Investment Banking

	Business		Product Development

		Stock Transfer Agency	—

Real Estate

	—		Fixed Income

		—	Equity

Research

Trust Business	Asset Management & Administration	Trust Business	—

Mitsubishi Tokyo Financial Group, Inc.

Regarding the Decision by the Tokyo Supreme Court

with Respect to the Provisional Injunction

Tokyo, August 30, 2004 — Mitsubishi Tokyo Financial Group, Inc. regards today’s decision by the Tokyo Supreme Court that confirms the previous ruling by the Tokyo High Court as appropriate.

*     *     *

Contacts:

MTFG	Corporate Communications Office	Tel: 81-3-3240-8149

Mitsubishi Tokyo

Financial Group, Inc.

UFJ Holdings, Inc.

UFJ Bank Limited

Mitsubishi Tokyo Financial Group’s Cooperation in

Strengthening of UFJ Group’s Capital

Tokyo, September 10, 2004 — Mitsubishi Tokyo Financial Group, Inc. (President and CEO, Nobuo Kuroyanagi, MTFG) and UFJ Holdings, Inc. (President and CEO, Ryosuke Tamakoshi, UFJ) and its subsidiary, UFJ Bank Limited (President, Takamune Okihara, UFJ Bank) have concluded an agreement based on the basic agreement announced on August 11, 2004 regarding MTFG’s cooperation in strengthening UFJ Group’s capital. Under the terms of today’s agreement, UFJ Bank will issue preferred shares and MTFG will purchase the shares for JPY700 billion.

The capital strengthening is part of the proposed management integration of MTFG and UFJ Group, as outlined in a basic agreement between the two groups announced on August 12, 2004. It will be implemented based on the assumption that the management integration of the two groups will proceed, and is intended to facilitate and maximize the benefits of the management integration.

UFJ Bank held a board of directors meeting today, which approved the issuance of preferred shares pursuant to the terms described in the attached document. MTFG also decided at its board of directors meeting held today that it will purchase the preferred shares to be issued by UFJ Bank.

*     *     *

Contacts:

MTFG, Corporate Communications Office, Tel: 81-3-3240-8149

UFJ, Public Relations Office, Tel: 81-3-3212-5460

UFJ Bank, Corporate Communications Office, Tel: 81-3-3212-5460

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

I. DESCRIPTION OF NEW SHARES

1. Name of newly issued shares

Class E Preferred Shares Series 1 of UFJ Bank Limited (the “Class E Preferred Shares Series 1”)

2. Number of shares to be issued

3,500,000,000 shares

3. Issue price and amount to be credited to stated capital

(1) Issue Price

200 yen per share

(2) Amount to be credited to stated capital

100 yen per share

4. Aggregate issue price and aggregate amount to be credited to stated capital

(1) Aggregate issue price

700 billion yen

(2) Aggregate amount to be credited to stated capital

350 billion yen

5. Deadline for application for subscription

September 29, 2004 (Wednesday)

6. Deadline for payment

September 29, 2004 (Wednesday)

(The date upon which payment occurs is hereinafter referred to as the “Payment Date.”)

7. Date from which dividends are calculated

The day following the Payment Date referred to in Item 6 above

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8. Method of issuance

All shares will be allotted to Mitsubishi Tokyo Financial Group, Inc. by way of a third party allocation.

9. Terms of the Class E Preferred Shares Series 1

(1) Preferred dividends

(a) Preferred dividends

In the event that UFJ Bank pays dividends, UFJ Bank shall, prior to any distribution to holders of its shares of common stock (“Common Shareholders”) or registered pledgees who hold pledges on its shares of common stock (“Common Share Pledgees”), pay dividends in the amount of 14 yen per share (the “Class E Series 1 Preferred Dividends”), less any amount of the Class E Series 1 Interim Preferred Dividends (as defined in Item (2) below) if paid in the relevant fiscal year ending March 31, to holders of the Class E Preferred Shares Series 1 (the “Class E Series 1 Preferred Shareholders”) or registered pledgees who hold pledges on the Class E Preferred Shares Series 1 (the “Class E Series 1 Preferred Share Pledgees”). Notwithstanding the foregoing, the amount of the Class E Series 1 Preferred Dividends shall be 7 yen per share for the period starting from the day following the Payment Date and ending March 31, 2005.

(b) Non-cumulative

If the amount paid to the Class E Series 1 Preferred Shareholders and the Class E Series 1 Preferred Share Pledgees as dividends on the Class E Preferred Shares Series 1 in any fiscal year is less than the amount of the Class E Series 1 Preferred Dividends, the shortfall shall not be added to the dividends paid in subsequent fiscal years.

(c) No right of participation in further dividends

No dividends shall be paid to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees except the Class E Series 1 Preferred Dividends.

(2) Interim preferred dividends

In the event that UFJ Bank pays interim dividends, UFJ Bank shall, prior to any distribution to Common Shareholders or Common Share Pledgees, pay interim dividends in an amount equal to one-half of the Class E Series 1 Preferred Dividend per share (the “Class E Series 1 Interim Preferred Dividends”) to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees.

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(3) Liquidation rights

(a) Liquidation rights

In the event the assets of UFJ Bank are distributed upon liquidation, the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees shall be entitled to receive 200 yen per Class E Series 1 Preferred Share, prior to any distribution to Common Shareholders or Common Share Pledgees.

(b) No right of participation in any further remaining assets

No assets shall be distributed to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees upon liquidation except as set forth in (a) above.

(4) Repurchase and cancellation

UFJ Bank may at any time repurchase and cancel the Class E Preferred Shares Series 1, separately or at the same time as it repurchases or cancels one or more other classes of shares issued by UFJ Bank.

(5) General voting rights

The Class E Series 1 Preferred Shareholders shall have no voting rights at a meeting of shareholders, except as otherwise provided by law; provided, however, that the Class E Series 1 Preferred Shareholders shall have voting rights at a meeting of shareholders held with respect to the fifth fiscal year (ending March 31, 2006) or any fiscal year thereafter if: (i) no proposal for declaration of the Class E Series 1 Preferred Dividends in the full amount is submitted to an annual meeting of shareholders, in which case voting rights may be exercised from the commencement of such meeting until the close of an annual meeting of shareholders at which a proposal for a declaration of the Class E Series 1 Preferred Dividends in the full amount is approved; or (ii) a proposal for a declaration of the Class E Series 1 Preferred Dividends is not approved at any such annual meeting, in which case voting rights may be exercised from the close of such annual meeting until the close of an annual meeting of shareholders at which a proposal for declaration of the Class E Series 1 Preferred Dividends in the full amount is approved.

(6) Class voting rights

In order to approve any of the following matters with respect to UFJ Bank, a resolution of a separate meeting of the Class E Series 1 Preferred Shareholders is required to be passed, in addition to a resolution of a meeting of shareholders or the board of directors of UFJ Bank as required by law or its articles of incorporation:

(i) Any amendment of UFJ Bank’s articles of incorporation;

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(ii) Any statutory merger, stock-for-stock exchange (kabushiki kokan), stock transfer (kabushiki iten), corporate split (kaisha bunkatsu), transfer of business (eigyo joto), or acquisition of business (eigyo yuzuriuke);

(iii) Any disposition or acquisition of property of five (5) percent or more of UFJ Bank’s net assets based on its latest audited balance sheet;

(iv) Any issuance of any shares of any class (except upon conversion of preferred shares), any stock acquisition rights (shinkabu yoyaku ken), or any bonds with stock acquisition rights (shinkabu yoyaku ken tsuki shasai);

(v) Any reduction of stated capital, capital surplus or legal reserve;

(vi) Any stock split or consolidation of shares;

(vii) Any appointment or removal of directors; or

(viii) Any appropriation of profit or loss.

(7) Stock splits and consolidations of shares; pre-emptive rights

No stock split or consolidation of the Class E Preferred Shares Series 1 shall be made. No Class E Series 1 Preferred Shareholder has any right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights.

(8) Right to convert into Class F Preferred Shares

(a) The Class E Series 1 Preferred Shareholders shall, on or after the day following the Payment Date, have the right to convert one Class E Preferred Share Series 1 into one Class F Preferred Share.

(b) For the purpose of payment of the first preferred dividends and interim preferred dividends on the Class F Preferred Shares issued upon conversion of the Class E Preferred Shares Series 1, an exercise of the conversion right made on or after April 1 through and including December 31 will be deemed to have been made on April 1, and an exercise of the conversion right made on or after January 1 of the following year through and including March 31 will be deemed to have been made on January 1.

(9) Ranking

(a) The Class E Preferred Shares Series 1 rank pari passu with UFJ Bank’s other classes of preferred shares as to payment of preferred dividends and interim preferred dividends.

(b) The Class E Preferred Shares Series 1 and the Class F Preferred Shares are senior to UFJ Bank’s other classes of preferred shares as to distribution upon liquidation. The Class E Preferred Shares Series 1 and the Class F Preferred Shares rank pari passu as to distribution upon liquidation. Other classes of preferred shares of UFJ Bank rank pari passu as to distribution upon liquidation.

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(10) Terms of the Class F Preferred Shares

(a) Issue price and amount to be credited to stated capital

(i) Issue price

200 yen per share

(ii) Amount to be credited to stated capital

100 yen per share

(b) Preferred dividends

(i) In the event that UFJ Bank pays dividends, UFJ Bank shall, prior to any distribution to Common Shareholders or Common Share Pledgees, pay dividends in the amount of 14 yen per share (the “Class F Preferred Dividends”), less any amount of the Class F Interim Preferred Dividends (as defined in Item (c) below) if paid in the relevant fiscal year ending March 31, to holders of the Class F Preferred Shares (the “Class F Preferred Shareholders”) or registered pledgees who hold pledges on Class F Preferred Shares (the “Class F Preferred Share Pledgees”).

(ii) Non-cumulative

If the amount paid to the Class F Preferred Shareholders and the Class F Preferred Share Pledgees as dividends on the Class F Preferred Shares in any fiscal year is less than the amount of the Class F Preferred Dividends, the shortfall will not be added to the dividends paid in subsequent fiscal years.

(iii) No right of participation in further dividends

No dividends will be paid to the Class F Preferred Shareholders or the Class F Preferred Share Pledgees except the Class F Preferred Dividends.

(c) Interim preferred dividends

In the event that UFJ Bank pays interim dividends, UFJ Bank shall, prior to any distribution to Common Shareholders and Common Share Pledgees, pay interim dividends in the amount equal to one-half of the Class F Preferred Dividends per share (the “Class F Interim Preferred Dividends”) to the Class F Preferred Shareholders or the Class F Preferred Share Pledgees.

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(d) Liquidation rights

(i) Liquidation rights

In the event the assets of UFJ Bank are distributed upon liquidation, the Class F Preferred Shareholders or the Class F Preferred Share Pledgees will be entitled to receive 200 yen per Class F Preferred Share (the “Class F Liquidation Preference Amount”), prior to any distribution to the Common Shareholders or Common Share Pledgees.

(ii) No right of participation in any further remaining assets

No assets shall be distributed to the Class F Preferred Shareholders upon liquidation except as set forth in (i) above.

(e) Repurchase and cancellation

UFJ Bank may at any time repurchase and cancel the Class F Preferred Shares, separately or at the same time as it repurchases or cancels one or more other classes of shares issued by UFJ Bank.

(f) General voting rights

The Class F Preferred Shareholders have the voting rights at a meeting of shareholders.

(g) Class voting rights

In order to approve any of the following matters with respect to UFJ Bank, a resolution of a separate meeting of the Class F Preferred Shareholders is required to be passed, in addition to a resolution of a meeting of shareholders or the board of directors of UFJ Bank as required by law or its articles of incorporation:

(i) Any amendment of UFJ Bank’s articles of incorporation;

(ii) Any statutory merger, stock-for-stock exchange (kabushiki kokan), stock transfer (kabushiki iten), corporate split (kaisha bunkatsu), transfer of business (eigyo joto), or acquisition of business (eigyo yuzuriuke);

(iii) Any disposition or acquisition of property of five (5) percent or more of UFJ Bank’s net assets based on its latest audited balance sheet;

(iv) Any issuance of any shares of any class (except upon conversion of preferred shares), any stock acquisition rights (shinkabu yoyaku ken), or any bonds with stock acquisition rights (shinkabu yoyaku ken tsuki shasai);

(v) Any reduction of stated capital, capital surplus or legal reserve;

(vi) Any stock split or consolidation of shares;

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(vii) Any appointment or removal of directors; or

(viii) Any appropriation of profit or loss.

(h) Stock splits and consolidations of shares; pre-emptive rights

(i) In the event of a stock split or consolidation of shares, the Common Shares and the Class F Preferred Shares will be split at the same time and at the same ratio.

(ii) If UFJ Bank grants its shareholders any right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights, the Common Shareholders will be granted the right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights, each relating to Common Shares, and at the same time and at the same ratio, the Class F Preferred Shareholders will be granted the right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights, each relating to Class F Preferred Shares.

(iii) In the event of a stock split, the amount of the Class F Preferred Dividends shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula:

Adjustment amount to be deducted	=	Class F Preferred Dividend before adjustment	X	Number of Class F Preferred Shares increased by stock split

Total number of Class F Preferred Shares after stock split

(iv) In the event of a consolidation of shares, the amount of the Class F Preferred Dividend shall be adjusted by adding the adjustment amount calculated in accordance with the following formula:

Adjustment amount to be added	=	Class F Preferred Dividend before adjustment	X	Number of Class F Preferred Shares decreased by consolidation

Total number of Class F Preferred Shares after consolidation

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(v) In the event that any right to subscribe for new shares is granted to shareholders and new shares are issued upon exercise of such right, the amount of the Class F Preferred Dividend shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula. The issue price per Class F Preferred Shares shown in the formula will be reasonably adjusted in the event of a stock split or consolidation of shares or any similar event with respect to the Class F Preferred Shares:

Adjustment amount to be deducted	=	Class F Preferred Dividend before adjustment	X	Number of Class F Preferred Shares newly issued	X	Issue price per Class F Preferred Share	—	Amount paid per Class F Preferred Share newly issued
Issue price per Class F Preferred Share
Total number of Class F Preferred Shares after issuance of new shares

(vi) In the event that any right to subscribe for stock acquisition rights or bonds with stock acquisition rights is granted to shareholders and stock acquisition rights or bonds with stock acquisition rights are issued upon the exercise of such right, the amount of the Class F Preferred Dividend shall be duly adjusted in the same manner as (v) above.

(vii) In the event of a stock split, the Class F Liquidation Preference Amount shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula:

Adjustment amount to be deducted	=	Class F Liquidation Preference Amount before adjustment	X	Number of Class F Preferred Shares increased by stock split
Total number of Class F Preferred Shares after stock split

(viii) In the event of a consolidation of shares, the Class F Liquidation Preference Amount shall be adjusted by adding the adjustment amount calculated in accordance with the following formula:

Adjustment amount to be added	=	Class F Liquidation Preference Amount before adjustment	X	Number of Class F Preferred Shares decreased by consolidation
Total number of Class F Preferred Shares after consolidation

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(ix) In the event that any right to subscribe for new shares is granted to shareholders and new shares are issued upon exercise of such right, the Class F Liquidation Preference Amount shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula. The issue price per Class F Preferred Shares shown in the formula will be reasonably adjusted in the event of a stock split or consolidation of shares or any similar event with respect to the Class F Preferred Shares:

Adjustment amount to be deducted	=	Class F Liquidation Preference Amount before adjustment	X	Number of Class F Preferred Shares newly issued	X	Issue price per Class F Preferred Share	—	Amount paid per Class F Preferred Share newly issued
Issue price per Class F Preferred Share
Total number of Class F Preferred Shares after issuance of new shares

(x) In the event that any right to subscribe for stock acquisition rights or bonds with stock acquisition rights is granted to shareholders and stock acquisition rights or bonds with stock acquisition rights are issued upon the exercise of such right, the Class F Liquidation Preference Amount shall be duly adjusted in the same manner as (ix) above.

(xi) In the calculation of the adjustment amounts to be deducted or added under (iii) through (x) above, division shall be performed last, the amounts shall be calculated to the third decimal place, and any fraction beyond the third decimal place shall be discarded.

(i) Ranking

(i) The Class F Preferred Shares rank pari passu with UFJ Bank’s other classes of preferred shares as to payment of preferred dividends and interim preferred dividends.

(ii) The Class E Preferred Shares Series 1 and the Class F Preferred Shares are senior to UFJ Bank’s other classes of preferred shares as to distribution upon liquidation. The Class E Preferred Shares Series 1 and the Class F Preferred Shares rank pari passu as to distribution upon liquidation. Other classes of preferred shares of UFJ Bank rank pari passu as to distribution upon liquidation.

10. Amount of net proceeds and use of proceeds

(1) Amount of net proceeds

Aggregate issue price:	700,000,000,000 yen

Approximate estimate of expenses:	3,710,000,000 yen

Amount of net proceeds:	696,290,000,000 yen

(2) Use of proceeds

To be allocated to operating funds

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11. Date of issuance

The day following the Payment Date referred to in Item 6 above

12. Name of stock exchange on which the new shares will be listed

Not applicable

13. Name of underwriter

Not applicable

14. Market in which public offering will be made

Not applicable

15. Restriction on transfer set forth in Article 1-7 of the Cabinet Order for Enforcement of the Securities and Exchange Law

Not applicable

16. Agreements between MTFG and UFJ Bank in connection with the holding of the new shares

MTFG, UFJ Bank and UFJ Holdings, Inc. (“UFJ Holdings”), the parent company of UFJ Bank, executed the Basic Agreement of Recapitalization dated September 10, 2004 (the “Basic Agreement”). The material terms and conditions of the Basic Agreement are as follows:

(1) Restriction of exercise of conversion right

(a) MTFG may not exercise the conversion right set forth in Item 9(8) above unless any of the following events occurs (the “Conversion Triggering Events”) (unless MTFG otherwise agrees):

(i) Any person other than MTFG or UFJ Holdings (except for such person or company as agreed upon by MTFG and UFJ Holdings in advance) becomes a shareholder of UFJ Bank;

(ii) Any statutory merger, stock-for-stock exchange (kabushiki kokan), stock transfer (kabushiki iten), corporate split (kaisha bunkatsu) or transfer of business (eigyo joto) between UFJ Holdings and any company other than MTFG is approved either by the board of directors or at a general meeting of shareholders of UFJ Holdings;

(iii) Any issuance of any new shares of any class, stock acquisition rights (shinkabu yoyaku ken) or bonds with stock acquisition rights (shinkabu yoyaku ken tsuki shasai) by UFJ Holdings is approved by the board of directors of UFJ Holdings;

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(iv) (A) Any person or company comes to own more than one-third (as calculated in accordance with Paragraph 4 of Article 27-23 of the Securities and Exchange Law) of UFJ Holdings’ equity securities (as defined in Paragraph 1 of Article 27-23 of the Securities and Exchange Law), including shares, stock acquisition rights or bonds with stock acquisition rights (collectively, the “UFJH Equity Securities”); or (B) a tender offer for UFJH Equity Securities commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of UFJH Equity Securities has been tendered such that the offeror and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than twenty percent (20%) (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of the UFJH Equity Securities as a result of such tender offer; or

(v) The proposal for the statutory merger or any other integration between MTFG and UFJ Holdings is not approved at any meeting of the holders of any class of UFJ Holdings’ shares (except in the event that such proposal is not also approved at a general meeting of shareholders of UFJ Holdings).

(b) If any of the Conversion Triggering Events occurs, MTFG may exercise the Conversion Right set forth in Item 9(8) above for all (but not a part) of) the Class E Preferred Shares Series 1 in accordance with the provisions of Article 222-5 of the Commercial Code upon notice to UFJ Bank of the occurrence of such Conversion Triggering Event with a reasonably detailed description thereof, in which event the conversion of all of the Class E Preferred Shares Series 1 to the Class F Preferred Shares shall take effect in accordance with the provisions of Article 222-6 of the Commercial Code.

(2) Restriction on transfer of the shares of UFJ Bank

Neither MTFG nor UFJ Holdings may, without the prior consent of the other party, transfer, incur a lien on, or otherwise dispose of any shares of UFJ Bank held by such party, to or in favor of any third party including subsidiaries of such party.

(3) MTFG’s put option and UFJ Holdings’ call option

(a) If any of the following events occurs, MTFG shall have the right to sell all of the Class E Preferred Shares Series 1 or Class F Preferred Shares then held by MTFG (the “MTFG Shares”) to UFJ Holdings or any third party designated by UFJ Holdings at such respective price as set forth below:

(i) In the event that UFJ Holdings has breached any of the representations and warranties (except for those relating to certain Criminal Charges set forth in the Basic Agreement), covenants or any other obligations under the Basic Agreement in any material respect; at a price equal to 130 percent of the acquisition price of the MTFG Shares;

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(ii) In the event that the event as set forth in (1)(a)(iv)(A) above has occurred; or a tender offer as set forth in (1)(a)(iv)(B) above commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of UFJH Equity Securities has been tendered such that the offeror and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than one-third (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of the UFJH Equity Securities; at a price equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends (as defined below);

(iii) In the event that the proposal for the statutory merger or any other integration of MTFG and UFJ Holdings is not approved at two consecutive meetings of the holders of any class of UFJ Holdings’ shares (except in the event that such proposal is also not approved at a general meeting of shareholders of UFJ Holdings); at a price equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends; and

(iv) In the event that the proposal submitted by the board of directors of UFJ Holdings in connection with the business integration between MTFG and UFJ Holdings (the “UFJ Holdings Proposal”) is not approved at the general meeting of shareholders of UFJ Holdings to be held with respect to the fiscal year ending March 2005, and either (A) the UFJ Holdings Proposal is not approved at a general meeting of shareholders of UFJ Holdings to be held on or after October 1, 2005, or (B) the proposal submitted by any person other than the board of directors of UFJ Holdings in connection with a business integration between UFJ Holdings and any company other than MTFG is approved at a general meeting of shareholders of UFJ Holdings to be held on or after October 1, 2005 and meetings of holders of any class or classes of shares of UFJ Holdings whose approval is required under the Commercial Code; at a price equal to 130 percent of the acquisition price of the MTFG Shares.

(b) In the event set forth in (a)(iv) above, UFJ Holdings shall have the right to purchase, or to cause the company designated by UFJ Holdings to purchase, all of the MTFG Shares from MTFG at a price equal to 130 percent of the acquisition price of the MTFG Shares.

(c) For the purpose of this Section, the “Accumulated Outstanding Amount of Preferred Dividends” means (i) in connection with the fiscal year to which the Payment Date belongs and any subsequent fiscal year, the aggregate amount of the balance by which the dividends actually paid on the MTFG Shares fall short of the preferred dividends payable on such MTFG Shares in each relevant fiscal year, plus (ii) the preferred dividends payable on the MTFG Shares in the fiscal year in which the sale or purchase of the MTFG Shares provided in this (3) takes place, calculated on the basis of a 365-day year for the actual number of days elapsed from and including the first day of the relevant fiscal year to and including the day of the sale or purchase of the MTFG Shares.

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17. Other matters

The total number of shares issued by UFJ Bank and the amount of stated capital

The total number of shares issued

Common Shares:	4,528,782,732

Preferred Shares Series 1:	13,542,000

Class A Preferred Shares Series 1:	200,000,000

Class C Preferred Shares Series 1:	16,989,000

Class D Preferred Shares Series 1:	150,000,000

Class D Preferred Shares Series 2:	150,000,000

Amount of stated capital:	843,582,791,310	yen

II. DESCRIPTION OF SUBSCRIBER

Name of subscriber			Mitsubishi Tokyo Financial Group, Inc.

Number of shares to be subscribed			3,500,000,000 shares

Issue price			700,000,000,000 yen

	Address		4-1 Marunouchi, 2-chome, Chiyoda-ku, Tokyo

	Name of representative		Nobuo Kuroyanagi, President and CEO

	Amount of stated capital*		1,258,052 million yen

	Business		Bank holding company / securities holding company

Information on subscriber	Large shareholders*		Japan Trustee Service Bank, Ltd. (Trust Account)	6.32%

			Master Trust Bank of Japan, Ltd. (Trust Account)	4.78%

			State Street Bank and Trust Company	3.31%

			Hero & Co.	2.75%

			Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Retirement Payment Account)	2.70%

			The Tokio Marine & Fire Insurance Co., Ltd.	2.26%

Relationship with subscriber	Capital	The number of shares of MTFG held by us*	None

		The number of our shares held by MTFG*	None

	Business	Trade	None

		Other	None

		Personnel	None

Information on holding of shares			None

*	As of March 31, 2004

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Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

Basic Policy Regarding Management Integration:

Aiming at One of the “Global Top 5”

Tokyo, September 10, 2004 — Mitsubishi Tokyo Financial Group, Inc. (MTFG, President and CEO, Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ, President and CEO, Ryosuke Tamakoshi) have today formulated and agreed the following basic policy regarding management integration of MTFG and the UFJ Group. The new group will create Japan’s “premier comprehensive global financial group” that is competitive worldwide, providing high quality products and services to customers. The new group aims to become one of the top five global financial institutions in terms of market value by the end of fiscal year 2008.

I.	Aspirations of the New Group

•	Become One of the “Global Top 5”

The new group aims to become one of the top five global financial institutions in terms of market value by the end of fiscal year 2008.

The combined market value of MTFG and UFJ Group will be approximately 9.0 trillion yen  , which we believe will be the largest among the Japanese financial institutions and will rank around the tenth-largest among the global financial institutions worldwide.

•	In order to rank within the top five in the world, the group must significantly expand its profitability. With MTFG’s and UFJ Group’s potential for high profitability and synergy and streamlining effects expected to be realized through the integration, along with the implementation of the new group’s growth strategy, we believe that it will be possible for the new group to break into the “Global Top 5” within three years of the integration.

•	The new group aims to break into the “Global Top 5” by achieving the maximum level of integration effect as early as possible.

•	Five Competitive Advantages to Break into the “Global Top 5”

The new group will be the first comprehensive, integrated financial group in Japan comprising commercial banks, trust banks and securities companies, as well as credit card companies, consumer finance companies, investment trust companies, lease companies and foreign banks (Such as Union Bank of California, N.A.).

The new group will commit its management resources and efforts to strive to be a comprehensive, integrated financial group that is dedicated to serving its clients and winning their trust. Under this “client focused” philosophy, the new group will aim to become one of the “Global Top 5” based on the five competitive advantages discussed below, which are not found in other Japanese financial groups.

•	Japan’s Preeminent Global Banking Network

•	The new group will serve its customers’ diverse financial needs worldwide using its solid domestic network as well as its leading global network covering over 40 countries worldwide staffed by experienced personnel familiar with local business customs.

•	The new group’s domestic corporate and retail clients will have access to world-class products and services such as those offered by UnionBank of California, N.A. , Manulife group, etc.

•	Strong Business Foundation Based on Our Retail Deposits and Diverse Customer Base

•	The large increase in retail deposits (approximately 60.0 trillion yen: total amount on a simple combined basis) reflecting our reliability is expected to be a source of improved earnings in the rapidly growing retail segment. The new group’s strong customer base will be an important asset to actively expand the trust and investment banking services in corporate banking business.

•	By providing a wide range of financial products and services as an integrated group to our diverse customer base, the new group aims to significantly enhance its profitability and competitiveness.

•	Strong Financial/Capital Foundation

•	Compared to other major Japanese financial groups, the equity capital of the new group is expected to be less dependent on public funds and deferred tax assets. The new group plans to repay public funds in the near future and aims to implement its growth strategy under independent management.

•	MTFG has been a leader among Japanese financial groups in achieving large-scale reductions of non-performing loans. The new group will continue these efforts to achieve financial soundness.

•	The strong financial/capital foundation of the new group will not only enable the group to assume larger risk positions but also allow management resources to be fully devoted to business initiatives, both of which will fuel increased profitability and enhanced shareholder value.

•	Highly Complementary Businesses and Networks

•	The new group will be optimally positioned to realize integration synergies and strengthen its customer base and business foundation in a well-balanced manner due to the highly complementary nature of MTFG’s and UFJ’s businesses and branch networks and minor impact on the customer/business base resulting from the consolidation of overlapping outlets.

•	The new group will enhance customer convenience through the balanced development of branch networks primarily in the Tokyo metropolitan, Chubu and Kansai areas.

•	The new group will be able to provide a broad range of services to its customers due to the complimentary nature of the various services provided by each of the group companies, including the banks, trust banks and securities companies.

•	Strong Corporate Governance and Transparent Management Appropriate for an NYSE-listed Company

•	As the only Japanese bank holding company listed on the NYSE, MTFG has been strengthening its internal controls and its compliance with the U.S. Sarbanes-Oxley Act. The new group will continue to implement a strong corporate governance system and conduct transparent management at a level expected of a leading global financial institution.

•	Keeping in mind its role as a major corporate citizen, the new group will implement appropriate Corporate Social Responsibility (CSR) policies to support sustainable growth.

II.	Operational Framework

The new group will establish the operational framework described below in order to maximize its strengths. The strategic initiatives for each business segment are described in the attached document.

•	Region-Specific Development and Operations

While maximizing the utility of the two groups’ complementary regional networks in the Tokyo metropolitan, Chubu, Kansai and other regions, the new group will tailor its services to meet regional needs in these areas. The new group will also seek to restructure its management system to better service regional needs.

•	Introduction of Consolidated Operational Framework

Each company in the new group, including the banks, trust banks and securities companies, will collaborate to aggressively implement the “Group Integration Strategy” in order to offer financial services that meet the needs of all customer segments in a unified, flexible manner. The new group will introduce a “Integrated Business Operational Framework” in order to enable it to make timely and unified decisions and maximize the integration synergy while implementing the optimal approach for each customer segment.

III.	Enhancing Integration and Management Efficiency

The new group will seek to maximize integration efficiency and speed by taking advantage of the highly complementary nature of MTFG’s and UFJ’s businesses. The new group plans to establish operational tie-ups between the two groups in various business areas before the formal October 2005 integration date.

•	Integration Efficiencies

•	After a review of the domestic and overseas branch/office network, the staff and operations/systems, the target is to realize a cost reduction of approximately JPY200 billion to JPY250 billion per year through the integration.

Reference: Consolidated General and Administrative Expenses for the Fiscal Year Ended March 31, 2004

		JPY billion
MTFG	UFJ	Total
980.4	726.4	1,706.8

•	Head Office Integration and Streamlining

•	The new group will integrate and streamline the head office functions and focus its management resources on achieving efficiency at the operational level. In addition, the organizational structure will be streamlined and management roles, responsibilities and reporting lines will be clearly delineated to enhance effective and timely decision-making.

•	Increasing Branch-Network Convenience and Efficiency

•	The new group will seek to enhance the efficiency of its branch network by consolidating overlapping outlets, while ensuring that customer convenience and service levels are not compromised.

•	In particular, the new group will focus on the consolidation of outlets in the Tokyo metropolitan area, where there are more overlapping outlets. At the same time, we will strengthen our customer interface network by leveraging the strengths of each of our channels: ATMs, TV windows (ACM), call-centers and direct banking.

•	Overseas, the group will enhance its overall efficiency by seeking to consolidate overlapping outlets at the time of the integration while at the same time strive to strengthen its network to enhance the services provided to customers.

•	The new group will seek to utilize its service channels more effectively. For example, the new group will establish joint-outlets in order to minimize costs while providing one-stop shopping for banking, trust banking, securities and other financial services.

•	Efficient Staff Relocation

•	The new group expects to reduce or redeploy approximately 10,000 personnel, mainly through the streamlining of back-office operations in the headquarter office. In terms of the redeployment of staff and resources, the new group plans to focus on strategic areas such as retail, small business, investment banking and asset management and servicing, to bolster earning power.

Reference: Consolidated Employees as of March 31, 2004

MTFG	UFJ	Total
43,627	34,269	77,896

•	Integrated Operations and Systems

•	From the first day of the integration, the new group will strive to provide seamless delivery of the same services that customers have previously enjoyed by initially maintaining the domestic account systems of both groups. We are planning to integrate market-related and overseas systems at an early stage.

•	The new group will adopt a uniform standard for operations and systems while prioritizing improvements in function, quality and safety, and will aim to reduce the group’s overall infrastructure costs.

(Press contacts)

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	03-3240-8149
UFJ Holdings, Inc.	Public Relations Department	03-3212-5460

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

1.	Retail Banking Strategy

The new group’s retail operations will place equal emphasis on improving customer convenience and enhancing shareholder value. The new group will seek to build a retail brand on par with that of leading banks worldwide, and to provide our customers with world-class retail services. We aim to achieve these goals by leveraging the complementary strengths of the two groups and gaining customer trust through the maintenance of a strong financial base and clear, consistent manner management.

(1)	The highest level of customer service

(a)	A non-redundant branch network tailored specifically to local needs

•	The new group will aim to establish a balanced branch network, with a focus on Tokyo, Osaka and Nagoya, Japan’s three major metropolitan areas. Utilizing this network, the new group will strive to surpass competing Japanese banking groups in customer convenience.

•	Since the two groups have a relatively small number of redundant branches, we will seek to minimize both the number of branches to be consolidated and any resulting adverse impact on customer convenience.

•	The new group will introduce services tailored specifically to meet the needs of local communities.

Number of Staffed Branches by Area (As of March 31, 2004)

	(Unit: No. of Branches)
	Metropolitan Tokyo	Chubu	Kansai	Others	Total
New Group	454	155	221	87	917
BTM+UFJ Bank	350	127	171	25	673
MTB+UFJ Trust	41	9	17	20	87
MS+UFJ Tsubasa	63	19	33	42	157

NOTE: Total number of existing branches; includes satellite branches

(b)	Integrated financial services strategy encompassing banking, trust, and securities services

•	One-stop shopping for financial services designed to meet the increasingly diverse and sophisticated needs of our customers.

(c)	Operational strategy tailored to individual customer segments

•	Customer needs will be identified and accurately met on a segment-by-segment basis. Products and services will be tailored specifically to each segment and delivered to the end-customer through the most appropriate channel available.

•	Through measures such as expanding the number of access points where customers can obtain cash, the new group will pursue a cutting-edge mass retail strategy designed to enhance customer convenience and increase competitiveness.

•	Customers who maintain balances that exceed a predetermined amount will be assigned a trained advisor who will assist the customer in selecting and/or developing products and services tailored to meet his/her specific financial needs.

•	Operational strategy that leverages MTFG’s and UFJ Group’s respective strengths

•	MTFG or UFJ Group is currently the market leader among the four major Japanese banking groups in terms of year-on-year increases in mortgage loans, individual deposits, foreign currency deposits and growth in assets held in investment trusts and investment trust sales. We plan to expand upon these existing strengths and develop unique new businesses going forward.

•	In areas where we expect continued growth in consumer demand — notably in individual annuities and investment trusts stocks/mutual funds — the new group will provide a variety of products and services at a level of quality equal to those offered by our global competitors, while giving due consideration to relevant compliance issues.

Main Products Services (As of March 31,2004)

	(Unit: JPY100 Million Yen)
	MTFG	UFJ	MTFG+ UFJ		SMBC		Mizuho
Individual Loan	83,454	109,599		193,053	‚	138,759	ƒ	123,356
YOY Increase / Decrease	6,003	7,132		13,135	‚	2,100	ƒ	Ù5,131
Individual Deposits	334,023	267,543		601,566	‚	316,318	ƒ	304,653
YOY Increase / Decrease	12,379	1,719		14,098	‚	4,216	ƒ	Ù1,637
Individual Foreign Currency Deposits	9,441	5,375		14,816	‚	5,713		N.A.
Total Individual Annuities	3,609	2,540		6,149	‚	4,829		N.A.
Individual Investment Trusts	13,872	10,163		24,035	‚	20,057	ƒ	12,145
YOY Increase / Decrease	4,917	1,744		6,661	‚	3,308	ƒ	3,135

NOTE: banking and trust businesses only (excluding securities business)

Data of Other Banks:Based on IR materials and disclosure-related publications of other banks.

“Individual Investment Trusts”data excerpted from Kinyu Zaisei Jijo weekly .

•	MTFG currently plans to become the first major Japanese bank to issue its own credit cards in October 2004 after the strategic business and capital alliance with ACOM CO, LTD., a leading consumer finance company, while UFJ is already a leader in the credit card industry. The new group will combine these strengths to become a leader in the consumer finance business by providing cutting-edge, high-quality products and services.

•	As one of the providers who handles the most testamentary trust transactions, the new group will provide a variety of services related to real estate and asset succession that leverage its ability to identify and meet the individual needs of each customer.

Main Trust Products and Services (As of March 31, 2004)

	(Units: No. of Cases/ JPY100 Million Yen)
	MTB	UFJ Trust	MTFG+ UFJ	Sumitomo Trust	Mizuho Trust
Testamentary Trust Contracts with execution	8,626	5,423	14,049	1,953	4,877
Real Estate Commissions	56	23	80	N.A.	N.A.

NOTE:	“Real Estate Commissions”are actual figures of a housing sales subsidiary for fiscal 2003.

Data of other Banks: Excerpt from the Nikkei Financial Daily.

•	We will take advantage of the opportunities created through deregulation in our securities brokerage business. Customer convenience levels will improve from widespread implementation of a one-stop shopping approach to product and service delivery.

(d)	Maximize our overseas network to expand our global business

•	While operating in Japan, the new group will be able to provide domestic customers with products and services that meet global standards by leveraging our strong overseas network. Our network includes UBOC (Union Bank of California; A Rating), a U.S.bank of the MTFG group , as well as the Manulife Group, a leading global provider of insurance products (AA+ Rating) with whom MTFG formed a business and capital alliance this January.

(e)	Provide cutting-edge customer services while maintaining customer security

•	Bank of Tokyo-Mitsubishi plans to become the first mega-bank to issue a multi-use card that uses biometrics to identify the owner upon launching this service in October 2004. We will provide cutting-edge services which will fundamentally strengthen the security of our accountholders.

•	UFJ Bank is also planning to strengthen its card security system and the new group will be in a position to provide new innovative services leveraging the latest technology.

(2)	Growing shareholder value

(a)	By achieving healthy gross margins and lean operating expense ratios, we aim to rapidly increase the group’s profitability to levels equal to those of the world’s retail banks.

•	Building on the positive effects generated through “(1) Highest levels of customer service,” including strong customer trust and support, we aim to expand our gross margin while keeping operating costs in check, resulting in profitability that will rival the world’s most successful retail banks.

•	To date, it has taken between three to four years to realize anticipated cost reduction benefits from many of the mergers of financial institutions. In this case, however, we anticipate that cost reduction benefits will be realized within one to two years of implementation because there is little overlap in the businesses and because we complement each other.

•	Certain strategically important operations will be merged in advance of the October 2005 merger date.

(b)	Consolidated net profit targets for the new group’s retail operations

•	If the current zero-interest rate environment were to continue, we are targeting a consolidated net business profit of between JPY 600 – 700 billion approximately two years after the merger.

•	If short-term market interest rates increase to approximately 0.5%, we expect a further JPY200 – 300 billion in the profit, putting us near the JPY1 trillion range.

(3)	Shared mission for bank employees

(a)	All employees in the retail banking operations will share the common goal of building a world-class retail business. In addition, employees will emphasize compliance issues and continuously strive to acquire new, cutting-edge financial skills and knowledge while leveraging external resources to ensure that the Retail Academy provides innovative training and educational services to meet customer needs.

2.	Corporate business strategies

(1)	Basic Integration Policy

•	The new group plans to implement an integrated business management structure that manages banking, trust service, securities, leasing and other businesses on a consolidated basis. As a result, the group aims to provide innovative comprehensive financial services that meet the needs of a wide variety of corporate customers, ranging from large, publicly traded companies to small and medium-sized companies.

•	While the new group aims to enhance management efficiency by streamlining the head office functions, consolidating overlapping offices and operations and restructuring operational framework, it will focus its management resources on strategic business areas such as business with small and medium-sized companies, investment banking and securities businesses, etc. As a result, the new group will maximize the effect of management integration through earnings power enhancement and costs reduction.

(2)	Business Strategies

•	Business Strategies by customer segment

[Large, publicly traded companies]

•	In order to accurately meet the diversified and sophisticated needs of our customers, the new group will not only utilize its integrated strengths in the banking, trust services, and securities businesses but also leverage its leading global network in order to provide comprehensive financial solutions worldwide.

•	The new group will establish and develop a framework that will enable us to become a truly reliable business partner to our customers, by further strengthening the group’s investment banking and securities business functions.

[Medium-sized companies]

•	The new group will not only meet customers’ needs for loans, settlement and foreign exchange services but also provide versatile business support services, such as M&A advisory, business-matching and support for overseas market entry by leveraging our massive customer base. The group will also meet demands for IPOs and business transformation using the new group’s diverse capabilities.

•	In addition, the group will also actively meet the customers’ diversified needs for financing and hedging against market risks by providing small-scale, multi-purpose investment banking products.

[Small companies]

•	The new group will be able to quickly meet the customer’s financing needs by utilizing a more simple and sophisticated credit review model as well as offering an expanded line of products.

•	The group will substantially expand its customer base while maintaining efficiency through expanding the content for online banking channels and effectively utilizing the telephone banking centers as well as its branch network.

[The corporate customer base after the integration]

Breakdown of customers by amount of business					(in thousands)
	BTM+UFJ		Sumitomo Mitsui		Mizuho
	No. companies	% total	No. companies	% total	No. companies	% total
¥100 billion or more	1.3	0.5%	1.1	0.5%	1.3	0.6%
¥10- 100 billion	9.7	3.4%	7.8	3.5%	9.0	4.4%
¥3- 10 billion	18.5	6.5%	14.2	6.4%	15.8	7.7%
< ¥3 billion	255.3	89.7%	199.8	89.7%	177.8	87.2%
Total	284.8	—	222.9	—	203.8	—
Publicly traded companies	3.1	1.1%	2.5	1.1%	3.0	1.5%

Source: TEIKOKU DATABANK COSMOS II

•	Strategies by business area

The integration will create a bank and a trust bank that are very competitive in many business areas, including lending, settlement services, foreign exchange, investment banking, overseas operations, and trust services, and a much stronger securities company.

•	In the area of overseas operations, where the new group will be particularly strong, the group will aim to be one of the top Asian global banks, Japanese or non-Japanese, that is able to provide high quality services, as a result of synergies between the MTFG’s overseas network and the UFJ Group’s broad customer base in Japan.

•	In the investment banking and securities businesses, the derivatives, syndicated loans M&A and structured finance operations will be strengthened through strategic management of the group’s human resources.

•	The new group will offer the highest level of trust and stock transfer agency products and services. Furthermore, the new group will strive to gain the top market position in the real estate business, based on the broader customer base and information system network.

3.	Strategies for the trust asset (asset management and administrator) business

(1)	Basic Integration Policy

Mitsubishi Tokyo Financial Group and the UFJ Group intend to meet customers’ increasingly sophisticated and diversified needs in the trust asset business by combining the two groups’ expertise.

•	The trust bank of the new group will have a premier market presence in the trust asset business, with approximately 30% of the market share for pension trusts (35% among trust banks) and approximately 40% of the market share for investment trusts based on assets held in investment trusts. Building on our very large asset base, we will strive to further increase customer satisfaction by making substantial investments in personnel and IT technology resources, and provide a full line of cutting-edge services designed to fit specific customer needs. In addition, we will build a stronger platform to provide a wide range of investment products for both the wholesale market, which is focused on institutional investors, and the retail market, which is focused on individual investors.

•	The trust bank of the new group, which will have the largest asset base in Japan, will, as an industry leader, actively provide new trust banking services and strive to contribute to the increased use of “trusts” in society overall.

•	By implementing the strategies outlined below, the new group will seek to solidify its position as a leading Japanese financial services group in the main areas of trust asset business in terms of both quantity and quality, and also to build its competitiveness to be able to rank on par with overseas financial services groups.

(2)	Business strategies

Through the combination of the investment expertise that both groups have developed in the investment management business, and the economies of scale and the synergies produced by the integration in the trust and custody business, the new group will become more competitive.

•	In the increasingly competitive investment management business, the new group, with its top class Japanese trust bank (with about ¥24 trillion in investment assets) will be able to respond fully to customers’ various investment needs by leveraging the expertise of the Mitsubishi Tokyo Financial Group and UFJ Group to improve performance, and further expand product lines.

•	In the trust and custody business, the new group will focus on lowering operational costs as a result of the economies of scale realized from securing a large market share from the integration. We intend to substantially strengthen our competitiveness by streamlining back-office and systems operations. In addition, amid the ongoing shift to paperless systems for the settlement of stock and other securities transactions, we will take advantage of the economies of scale and make aggressive investments in resources.

•	Mitsubishi Trust & Banking and UFJ Trust Bank are extremely complementary in the trust and custody business, and will be able to benefit immediately from the integration. In particular, both trust banks have joint trust and custody operations with Master Trust Bank of Japan, Ltd., and will be able to benefit promptly from the integration at a low cost.

In addition, the new group will make the most of the complementary nature of the service area, customer base, and capabilities of Mitsubishi Tokyo Financial Group and the UFJ Group.

•	The Mitsubishi Tokyo Financial Group and UFJ Group complement each other in terms of trust service area, with the former particularly strong in the Kanto region and the latter in the Chubu and Kansai regions.

•	In the pension trust business, the new group will have a well-balanced customer base and improved quality of service, given the Mitsubishi Tokyo Financial Group’s strengths in corporate pension plans and long experience in plan consulting, and UFJ Group’s strengths in general employees’ pension funds and long experience in management services.

•	In the investment trust business, the resulting customer base will be well balanced with of the Mitsubishi Tokyo Financial Group’s strong base of financial institution customers and the UFJ Group’s strong base of securities company customers.

•	The new group plans to expand the global trust services business by leveraging both groups’ solid domestic customer bases and the Mitsubishi Tokyo Financial Group’s strengths in overseas markets.

Pension trust/securities trust by businesses

				(JPY 100M)
	Mitsubishi Trust	UFJ Trust	Total	Rank
Pension trusts (Note 1)	78,187	47,822	126,008	No.1
Specified money trusts for pension (Note 1)	71,140	20,199	91,339	No.1
Separately managed designated money trusts	71,204	38,442	109,646	No.1
Fund trusts	2,243	1,142	3,385	No.1
Separately managed designated monetary trusts	40,903	18,733	59,636	No.1
Investment trusts	95,273	125,821	221,094	No.1

Note 1: Welfare Pension Fund and DB balance in market value, others in book amount

(Source) Mitsubishi Trust and UFJ Trust estimated numbers

Transcript of September 10, 2004 webcast presentation

I hope that you would take a look at the material pertaining to this strengthening of capital. First of all, there are objectives for this strengthening of the capital. It purports to realizing intention behind the management integration of the two companies and to maximize the effects of the management integration. It can be regarded as a first step of cooperation towards the management integration. And UFJ group made an announcement today that for the UFJ group, the urgent issue for them has been to drastically dispose of their NPL smoothly so MTFG will make cooperation to the strengthening of the capital by UFJ group. So, this is a part of the management integration efforts. Let me just outline the capital strengthening to you.

The total amount is seven hundred billion yen and the payment date is scheduled to be the 29th of September, but it can be accelerated further. The preferred shares to be issued by UFJ bank is going to be purchased totally by MTFG alone. The promptness of the strengthening of capital is very important and we want to emphasize the speediness of this so that the preferred shares will be the preferred mode. And of course UFJ bank had the dire need for the capital injection that is why the capital will be strengthened to UFJ capital within the UFJ group.

The outline for the issuance is included in your packet. Let me just highlight the important points to you. As for the dividend yield, in view of the other yields available through the capital securities of other groups in UFJ without the conversion rights to ordinary shares, it will be 7 percent. For the conversion rights, there is no conversion right attached to UFJ Holdings’ shares or to UFJ Banks’ common shares by way of preferred shares. There is a conversion right to the preferred shares which have the voting right to UFJ Bank, but with regard to conversion rights to the common shares, within the UFJ Bank, it will not be done. So it is only on the basis of the preferred shares only.

Now let me continue and describe to you about the amount of the seven hundred billion yen worth of strengthening of capital this time. In order to grasp the amount necessary for the strengthening of the capital, since the early part of August, due diligence has been in progress in regards to the capital strengthening. And based on that finding, scenarios has been assumed, and as a result of that, it came to a conclusion that the seven hundred billion yen will be the appropriate scale.

As a result of the strengthening of the capital by the amount of seven hundred billion yen, you might want to know what is the financial impact on two groups concerned. As for the MTFG, the impact upon the capital adequacy ratio will be negative 1.3 percent approximately. As for the first half of ‘04, capital adequacy ratio of MTFG can be assured at the level of 11 percent despite this. And as for the UFJ’s number, to start with, the intention was that UFJ Holdings and UFJ Bank respectively their capital adequacy ratio is expected to be more than 8 percent.

And now what about the funding of the seven hundred billion yen is what we are concerned. MTFG, temporarily Tokyo-Mitsubishi and Mitsubishi Trust Bank, will be the one from which borrowing will be made as a group, within a group. But eventually, they would consider the possibility of issuing the loans and corporate bonds and so forth so the conversion to that is possible going forward. So, that was my brief presentation to you I’d like to thank you for your attention. And I would like to move on to the questions and answers session. Thank you.

Q&A session

Now let’s begin the Q&A session from now on if you have any questions, the following formula should be followed. This is an announcement made to the people who are listening into conference from overseas: No question can be entertained for you so please just listen to the Q&A going on in Japan. If you would like to ask your questions later, please contact persons who are in charge of the investor relations at the company. The person who will be asking questions are requested to state their name and affiliation. So we have time until eight twenty. First question. I’m Yamada from Merrill Lynch, nice to see you. I have two questions. First question. About the poison pill. The capital to be injected to the UFJ bank, if it is converted totally, then, in case shall be your company, how much percentage of the stake will you be holding for the UFJ bank? That is my first question. About seven hundred billion yen- the grounds for it. The integration ratio? I think the due process is to begin from now on, but with regard to the seven hundred billion yen, is it likely that this amount will be raised? And also with regards to the due diligence for the integration, how many months would you need before seeing the completion of the due process, due diligence going on at this time? Thank you. I am Imagawa. Responding to your first question, approximately, after the conversion, the voting rights will be about 35 percent after the dilution that is. So approximately 35 percent or so. And further, how about the amount of seven hundred billion yen? Will it likely be that this amount can be raised or not in future? That was your second question. Well, due diligence is being done and we thought that the seven hundred billion yen will be enough and an adequate amount. So presently, at this time, we’re now thinking of raising this figure to a higher figure at this time. About the integration ratio, you asked about how many months will be needed before seeing the completion of due diligence. Well, as far as we are concerned, we have been involved in the project and what we have completed so far has been the due diligence leading up to the actual injection of the capital so as for the future integration ratio, of course, this is something to be consulted and negotiated between the two parties concerned, but after going through the due diligence and together with the external experts, we are to proceed with the consultation. So due diligence pertaining to the determination of the integration ratio will be carried out separately from the due diligence leading to the strengthening of the capital. About the proceedings for this, of course general shareholders’ meeting is slated in next June and that is to be done before that meeting so I think the last state will be just prior to the next shareholders’ meeting, but in the meantime the consultation will continue between the two parties. Thank you. Let’s go on to the next question. Haramakibe from Deutsche Securities. You said a while ago about the new picture of the new bank after the integration. The integration effects are being expected. What about the overseas market? You said that in principle, the overlapping branches will be integrated as of the integration date- the first of October. So, as of the first day of October, there is not going to be any overlapping of the outposts located in overseas country is my understanding, correct? Yes, that is the situation on the very day of the integration. Prior to the integration date, actually, the overlapping branches and offices will be eliminated, meaning that costs will be involved. The costs will be included prior to the integration date so that we will be ready by the integration date, is that okay? Yes that is okay. That is what we have been thinking of. So that first of all of course integration related costs will be incurred in that manner. About these preferred shares, in other words, poison pill, In what way will it function? Can you elaborate on that for me please? About the preferred shares, UFJ Bank has already said they are not going to pay dividends for the preferred shares concerned with public funds. Does it mean that these shares are already accompanied by the voting rights from day one? What do you think about the poison pill? About the UFJ Bank’s public funds, how are you going to deal with the public funds which are not integrated in the UFJ Bank, How are you going to deal with that? Do you have any plan on that? Yes. Basically what we are thinking over here is that integration premised on what we are working on so that we would like to avoid the situation where we need to annul the integration. For example, the possibility of integrating with someone else or important assets to be divested to someone else- those are the things we want to have avoided and eliminated. About the second point- what about the dividends and so forth, as we previously mentioned for the coming fiscal year, there is going to be no dividend. For the next fiscal year that is next June even if we are not for the dividend payment, the voting rights will not be revised. That is the gesture we are thinking of, alright? Now, with regard to the public funds, we would like to retire that and redeem that using our profit. Of course the actual plan will be laid down going forward. Thank you. Let’s go on to the next question. Ms. Yamada from Merrill Lynch . Sorry, I have follow-up question. I have one more question about the criminal litigation brought against UFJ. What is the impact if this litigation comes through and what will be the impact on the management integration and the capital strengthening? I know much media report on this question but please tell me your response. Yes.... About this avoidance of inspection there are so many things to it but criminal prosecution may occur in charge of inspection avoidance. What will happen then? Well, basically, we are trying to find out and trying to look into past experiences, cases and so forth ourselves and try to figure out what could happen both at home and abroad and we are carrying on this kind of analysis and based on the findings, and also through our consultation with UFJ, we are trying to assess the degree and extent of impact. But I think we have stated the avoidance of financial inspection, even if criminal prosecution is done, MTFG’s strengthening of the capital will not be suspended. This is the substance of our united assent. Sorry, about the avoidance of the inspection would it impact your listing in London or in the New York Stock Market? Well, in our exchange with our lawyers, we made a confirmation and our listing of our shares are not to be affected by this. That is what we have learned from the experts. Thank you. Let’s go on to the next question. I am Minoguchi from Nomura Securities. May I ask you once again? I think you already said in your presentation about the integration impact and effect and of course you are laying down the plan at this time but what will be the image that you will have? What will be the area that the 250 billion can be earned- you talked about streamlining overseas outlets but do you have an exact image as.....integration effect? At this time, by each of the sectors and fields we are working on the integration process. By fields, there are retail businesses. What about the corporate businesses, and the asset and management and so forth. So there are areas that we are concerned and we are looking into each of the areas to try to find out what will be the streamlining effect we can enjoy as a result of the integration. So, we are looking into each business sector in our analysis. That is our approach. And, in that, perhaps I can say the following about the outlets, number of branches and so forth. I am Oyamada from the integration office. Rationalization effects are the effects we are trying to achieve. With regard to the synergy effects, we are looking into it by different sectors and business in working this out. Now, as we told you about the five competitive advantages. Also one more point on the effects arising from the rationalization and the figure put forward in the 250 billion on a consolidated basis. banks and the trust and the securities business and apart from that, there are card companies, consumer financing business and so forth as a result of the integration there are certain impacts we can enjoy as a result of the rationalization but the basic point will be the consolidation of the overlapping entities and the cost reduction. As for the branches at home and abroad, as of the first of October, overseas branches will be consolidated. So that in preparation for the integration, integration costs will be incurred but as the integration is achieved, integration costs can be reduced. And as of the first of October, of course the rationalization effects, we would like to do it in the medium term for the domestic personnel going to be relocated or reduced and we are expecting certain impact to come. Of course 10 thousand people will not be reduced totally. Most of them will be relocated to enhance the earnings. But anyhow, from these points as well, we hope that we can achieve rationalization effects. Mr. Kubo of Merrill Lynch Japan Securities. One clarification I would like to make. Trigger events. For trigger events out of TOB, 20 % will constitute a trigger event. Subscription date and payment date for the preferred shares is the 29th of September, What if prior to the 29th of September, there is TOB. Does that constitute a trigger event of not? When we issue and there will be an immediate trigger. That is my understanding. Thank you for the clarification. Next question. I am Huro from Nissey Asset Management. About the Global Top 5, you indicated your objective. With regard to the number figures, in February, we said to you about the top 10 figure? About the profit and so forth? Did you want to know that? It will be nice if you could tell me the profit number and so forth. As far as MTFG is concerned it is prior to the integration/merger but we are looking on this figure because of the fact that from now on we are aiming to be one of the top 5. The earnings target number and so forth, how we can translate into concrete figures is something we need to think of and contemplate going forward. Basically, we will try to base ourselves on our positive thinking and try to work out based on that. From Morgan Stanley, Mr Mcguffy. I have a technical question. Who will purchase the preferred shares? Actually, the issuer will be UFJ Bank. That is what I heard, So, UFJ Bank will be issuing the preferred shares. Now, what about the dividends? When the dividend will be paid out the next time? So the dividend will not be paid out for the next fiscal year. Is that your assumption? At this time, for June ‘05, there is going to be no dividend to be paid. And for June ‘06, March 06 depending on the ‘05’s performance dividend might be paid. That is how we would go. At this time there is no dividend to be paid from the shares being issued from the UFJ Bank, is that right? Yes. Just moment please. Right now for the next fiscal year, we are saying that the March ‘05 we expect that there is going to be no payout of the dividends, the year ending in March 05 no dividends, so that no dividends will be paid in June. Even if there is no payment in June ‘05, voting right will not be revised or voting right will not emerge. You are talking about this particular year’s June that you decided that there is going to be no dividend payout? Yes that is right because that is what we imagined the case to be so at the time of the conclusion of the agreement we had assumed that there is going to be no payment of dividends then but even if that is the case no voting right will emerge as a result of that that is what we had initially agreed. All right. I have one more question which is another technical one about this dividend and dividend payout and payment. Where was it in the materials? There are other preferred shares, preferred securities which can be issued by UFJ Bank but basically it will be on pari passu level basically is that correct? Yes. Supposing UFJ Bank have already made some issuance and — already issued which have been made by UFJ bank? Yes. Let me repeat for those of you who have questions who are in Japan. Please follow the arrangement. This will be the last question. Please state your name and affiliation before you ask the question. I am Takai of Daiwa Research Institute. I have two questions. First, after the integration, in reality BTM and UFJ Bank will be integrated, therefore there will no longer be a need to preserve the preferred shares but at this moment is it your plan to preserve the preferred shares even after the integration? The second question the domestic accounting system will be preserved I understand that is your plan, but in the future what will be your plan with regards to the domestic accounting system? On the first question, speaking of the preferred shares, after the integration the two banks will be integrated even after the integration the holding will continue to inject the preferred shares therefore the preferred shares will be preserved even after the integration of the two banks. Speaking of the systems, because of the significant size of the two banks we will insure seamless connection with relaying sites between the systems but how it should be in the future we have invited the vendors who are in the process of studying what the systems should look like in the future. At this moment we have not yet made a decision on this matter but as a matter of direction we will not have two sets of systems for the same function and we will perhaps insure division of functions by integrating the systems. Thank you. The time has come to conclude the Q&A session. Mr. Imagawa will like to state the following. Well, everyone I know it is getting late in the evening but we thank you for your attendance. We have provided you with the materials, you may not have had time yet to look at the material in detail, but if you have any further questions please do not hesitate to contact us. There are two corrections that need to be made to the English handout regarding the strengthening of the capital. Please look at the English version page 4 (8)(b), 4th line, the date reads September 30 but it should be corrected to December 31, so December 31 is the correct date. And also in the 5th and 6th line there is a October 1, which is appearing in the English channel but please change that to January 1. Those are the two corrections that need to be made. Also we note that during the Q&A session temporarily the lines have been suspended but you can listen into the whole Q&A session the recorded version through the website.

Mitsubishi Tokyo Financial Group, Inc

UFJ Holdings, Inc.

UFJ Bank Limited

Capital Injection from Mitsubishi Tokyo Financial Group

Tokyo, September 17, 2004 — Mitsubishi Tokyo Financial Group, Inc. (President and CEO, Nobuo Kuroyanagi, MTFG) and UFJ Holdings, Inc. (President and CEO, Ryosuke Tamakoshi, UFJ) and its subsidiary, UFJ Bank Limited (President, Takamune Okihara, UFJ Bank) announced today that the Capital Injection from MTFG to UFJ Bank based on the agreement on September 10, 2004 was completed today.

1. Name of newly issued shares

Class E Preferred Shares Series 1 of UFJ Bank Limited (the “Class E Preferred Shares Series 1”)

2. Number of shares to be issued

3,500,000,000 shares

3. Issue Price

200 yen per share

4. Aggregate issue price

700 billion yen

5. Payment date

September 17, 2004

6. Date of the effect of the newly issued shares

September 18, 2004

Please refer to the Press Release on September 10, 2004 “Mitsubishi Tokyo Financial Group’s Cooperation in Strengthening of UFJ Group’s Capital” for the details of the Class E Preferred Shares Series 1.

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Contacts:

MTFG,	Corporate Communications Office, Tel: 81-3-3240-8149
UFJ,	Public Relations Office, Tel: 81-3-3212-5460

UFJ Bank, Corporate Communications Office, Tel: 81-3-3212-5460

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

Mitsubishi Tokyo Financial Group, Inc.

Criminal Indictments against UFJ Bank and FSA Sanctions

Tokyo, October 7, 2004 — We are aware that Japan’s Financial Services Agency (FSA) has filed criminal charges against UFJ Bank and some of its personnel, and that UFJ Bank has been subject to administrative sanctions by the FSA. We believe, however, that UFJ Bank has showed it is responsible by renewing its management team. The current management team has put their full commitment into strengthening UFJ’s compliance and internal controls systems. We expect that this commitment will continue and that UFJ’s management team will take the actions necessary to rapidly restore trust in UFJ Bank.

Our management integration with the UFJ Group, scheduled for October 1, 2005, is not expected to be affected by the indictments or sanctions, and we will continue preparing for the integration.

*    *    *

This press release contains forward-looking statements. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. We are under no obligation, and expressly disclaim any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

(Press contact)

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office 03-3240-8149

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Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi, Ltd.

UFJ Bank Limited

The Mitsubishi Trust and Banking Corporation

UFJ Trust Bank Limited

Offering Free Cash Withdrawal Services at all ATMs and CDs of the Four Banks

Tokyo, October 18, 2004 — The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi) and The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), which are subsidiaries of Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) and UFJ Bank Limited (UFJ Bank; President: Takamune Okihara) and UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), which are subsidiaries of UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi) will offer free cash withdrawals at any ATM (Automatic Teller Machine) and CD (Cash Dispenser) of the four banks prior to completion of the planned management integration as they aim to promptly pass on the benefits of the integration to their customers. As part of our efforts to enhance customer convenience customers of the four banks will be able to withdraw cash through the other banks’ATMs and CDs without incurring any cross-use fees. The four banks will achieve a nationwide network of 9,423 ATMs and CDs and 2,891 branches. (Numbers of branches, ATMs and CDs as of the end of September 2004.)

1.	Date of implementation

Wednesday, October 27, 2004.

2.	Summary of implementation

Open cash withdrawal operations among ATMs and CDs of the four banks will eliminate cross-use fees.

Customers of any of the four banks will be able to use ATM and CD services of the other three banks free of charge (the fee is usually 105 yen per transaction including consumption tax) when making cash withdrawals from their account (excludes convenience store-based ATM services).

Notes:

(1)	A fee of 105 yen per transaction (including consumption tax) will be required for transactions during extended operational hours (beyond 8:45AM to 6:00PM on weekdays).

(2)	Open cash withdrawal operations at ATMs and CDs has already been implemented between BTM and MTB, and between UFJ Bank and UFJ Trust Bank since September 11, 2000 and May 17, 1999, respectively.

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Contacts:

MTFG	Corporate Communications Office	Tel: 81-3-3240-8149
UFJ	Public Relations Department	Tel: 81-3-3212-5460
BTM	Public Relations Office	Tel: 81-3-3240-2950
UFJ Bank	Corporate Communications Department	Tel: 81-3-3212-5460
MTB	Public Relations Section	Tel: 81-3-6214-6044
UFJ Trust Bank	Public Relations Office	Tel: 81-3-3218-0775

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

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Reference

ATM and CD Networks (as of September 30, 2004)

	BTM	MTB	UFJ Bank	UFJ Trust Bank	Total	Tokyo*	Nagoya*	Osaka*	Others
Branches providing counter services	251	46	417	39	753	386	134	188	45
Branches providing automated services	490	2	1,642	4	2,138	1,075	675	367	21
Total branches	741	48	2,059	43	2,891	1,461	809	555	66
ATMs and CDs	3,045	102	6,202	74	9,423

*	metropolitan area

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Appendix

Rationale for the Capital Injection

The capital injection is intended to facilitate and maximize the benefits of the management integration

1.	Benefits of the Capital Injection
(1)	Improve UFJ group’s financial soundness
(2)	Maximize the benefits of the management integration by facilitating a smooth implementation
2.	Terms and Conditions
•	Intended to balance the interests of both MTFG and UFJ shareholders:
(1)	To ensure economically reasonable benefits for MTFG which justifies its upfront JPY 700Bn investment
(2)	To secure appropriate flexibility for UFJ shareholders by granting call option to UFJ in case the management integration is not approved at the general shareholders’ meeting

1. Japan’s Preeminent Global Banking Network and Presence

Will respond to customers’ diverse financial needs with Japan’s preeminent global network and with experienced personnel conversant with local business customs

Our retail clients in Japan will have access to world-class products and services through our global network

Overseas Offices (End Mar.2004)

[GRAPHIC]

Note: For MTFG, sum of BTM and Mitsubishi Trust; for UFJ, sum of UFJ Bank and UFJ Trust for UFJ; for SMFG, used SMBC figure

Other retail services provided by taking advantage of global network

Union Bank of California (UBOC)

#4 deposit market share in CA

300+ branches in CA

Provide UBOC deposit service to BTM clients (“California Account”)

Strategic business alliance with Manulife

#2 in North America, Global # 5 integrated insurer

Alliance for exclusive annuities sales in Japan

3. Strong Financial/Capital Foundation

Leveraging its strong and high quality capital foundation, the new group will be able to assume larger risk positions and allow management resources to be fully devoted to business initiatives, both of which will fuel increased profitability

Pure Tier 1 Capital Comparison (2004/3)

Note: Consolidated Basis